EXHIBIT 99.2

Management’s Discussion and Analysis
for the year ended December 31, 2006

This management’s discussion and analysis (“MD&A”) relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries as of March 23, 2007, and is intended to supplement and complement Kinross Gold Corporation’s audited consolidated financial statements for the year ended December 31, 2006 and the notes thereto. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to consult Kinross Gold Corporation’s audited consolidated financial statements and corresponding notes to the financial statements which are available on the Company’s website www.kinross.com and on www.sedar.com. The consolidated financial statements and MD&A are presented in U.S. dollars and have been prepared in accordance with Canadian generally accepted accounting principles (“CDN GAAP”). This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as of and for the year ended December 31, 2006, as well as our outlook.

This section contains forward-looking statements and should be read in conjunction with the risk factors described in “Risk Analysis”. In certain instances, references are made to relevant notes in the consolidated financial statements for additional information.

Where we say “we”, “us”, “our”, the “Company” or “Kinross”, we mean Kinross Gold Corporation or Kinross Gold Corporation and it subsidiaries, as it may apply. Where we refer to the “industry”, we mean the gold mining industry.

1.  Description of the Business

Kinross Gold Corporation is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction, processing and reclamation. Kinross’ gold production and exploration activities are carried out principally in the United States, Canada, Brazil, Chile and Russia. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a limited quantity of silver.

The profitability and operating cash flow of Kinross is affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration and capital expenditures, general and administrative costs, and other discretionary costs. Kinross is also exposed to fluctuations in foreign currency exchange rates and varying levels of taxation that can impact profitability and cash flow. The Company seeks to manage the risks associated with its business operations, however, many of the factors affecting these risks are beyond the Company’s control.

Segment Profile

Each of the Company’s significant operating mines are considered separate segments. These are the segments that are reviewed and measured by the Chief Executive Officer as they are financially and operationally significant operations of Kinross. Other operations include those properties that no longer have significant production or are development stage properties. Properties that are shut down and are in care and maintenance or are in reclamation phase, and non-mining operations and other operations are included in corporate and other.

			Ownership percentage
			2006	2005	2004
Operating Segments	Operator	Location
Fort Knox	Kinross	U.S.A.	100%	100%	100%
Round Mountain	Kinross	U.S.A.	50%	50%	50%
La Coipa	Goldcorp	Chile	50%	50%	50%
Crixás	AngloGold Ashanti	Brazil	50%	50%	50%
Paracatu (a)	Kinross	Brazil	100%	100%	49%
Musselwhite	Goldcorp	Canada	32%	32%	32%
Porcupine Joint Venture	Goldcorp	Canada	49%	49%	49%
Refugio	Kinross	Chile	50%	50%	50%
Kettle River	Kinross	U.S.A.	100%	100%	100%
Other operations (b)	Kinross	Various	Various	Various	Various
Corporate and other		Various	Various	Various	Various

(a)
Acquisition of the remaining 51% interest in Paracatu was completed on December 31, 2004. Consequently, operating results for the year ending December 31, 2004 only include the Company’s 49% proportionate share of Paracatu.

(b)	Other operations include Gurupi and Kubaka.

Consolidated Financial and Operating Highlights
	Years ended December 31,			Change
(dollars in millions, except per share amounts)	2006	2005	2004	06 vs 05	05 vs 04

Gold equivalent ounces (a) - produced	1,476,329	1,608,805	1,653,784	(8%)	(3%)
Gold equivalent ounces (a) - sold	1,510,836	1,627,675	1,654,617	(7%)	(2%)
Gold ounces - sold	1,416,797	1,575,267	1,585,109	(10%)	(1%)
Metal sales	$905.6	$725.5	$666.8	25%	9%
Cost of sales (excludes accretion and reclamation expense, depreciation, depletion and amortization	$481.7	$448.1	$402.4	7%	11%
Accretion and reclamation expenses	$33.5	$56.0	$21.4	(40%)	162%
Depreciation, depletion and amortization	$108.3	$167.7	$170.1	(35%)	(1%)
Impairment	$10.5	$184.7	$59.9	(94%)	208%
Operating earnings (loss)	$201.5	$(211.2)	$(67.9)	195%	(211%)
Net earnings (loss)	$165.8	$(216.0)	$(63.1)	177%	(242%)
Basic and diluted earnings (loss) per share	$0.47	$(0.63)	$(0.18)	175%	(250%)
Cash flow from operating activities	$292.0	$133.7	$161.2	118%	(17%)
Average realized gold price ($/ounce)	$598	$445	$404	34%	10%
Cost of sales per ounce sold	$319	$275	$243	16%	13%

(a)
Gold equivalent ounces include silver ounces produced and sold converted to gold based on the ratio of the average spot market prices for the commodities for each year. The ratios were 2006-52.28:1, 2005-60.79:1 and 2004-61.46:1.

Consolidated Financial Performance

Kinross recorded earnings of $165.8 million, or $0.47 per share, for the twelve months ended December 31, 2006, compared with a loss of $216.0 million, or $0.63 per share, in 2005 and a loss of $63.1 million, or $0.18 per share, in 2004. Financial results for 2006 reflect higher prices for gold and silver, with the average realized gold price in 2006 of $598 per ounce, 34% higher than that which was realized in 2005. Although quantities of gold equivalent ounces sold were down to 1,510,836 ounces from 2005 and 2004 levels of 1,627,675 ounces and 1,654,617 ounces, respectively, operating earnings rose to $201.5 million. This compares to losses of $211.2 million and $67.9 million in 2005 and 2004, respectively.

Cost of sales increased 7% even though the quantity of gold equivalent ounces sold was down 7% from 2005 level. Kinross, along with the rest of the industry, continues to experience increases in the costs for power, fuel, labour and consumables. Costs at the Company’s mines located outside the United States were also higher due to the effects of the weakening U.S. dollar. General and administrative expenses increased to $52.1 million, from $45.3 million in 2005 and $36.4 million in 2004. Increases in stock-based compensation, higher costs associated with new hires and the effects of a strong Canadian dollar compared to the U.S. dollar all contributed to these cost increases. Accretion and reclamation expense decreased to $33.5 million in 2006, from $56.0 million in 2005, which was an increase from $21.4 million in 2004. The reclamation expense in 2006 was significantly impacted by a charge of $21.2 million for changes in estimates for reclamation, largely on properties no longer in production. This is in comparison to 2005 when expenses of $46.0 million were recorded in respect of similar issues.

When compared to 2005 results, 2006 earnings improved as a result of impairment charges taken in 2005. and a higher realized gold price. Impairment charges of $10.5 million in 2006 resulted from a write-down of long-term investments. Lower cost bases resulting from the 2005 impairment charges resulted in lower depreciation, depletion and amortization charges in 2006. 2005 results were negatively impacted by total impairment charges of $184.7 million, which included a charge relating to the Fort Knox mine of $141.8 million. The 2005 Fort Knox impairment resulted from a strategic review of the operation in which reserves at the True North and Gil deposits were reclassified to resources, the Company decided to withdraw from the Ryan Lode project and changes were made to the design of the mine pit.

The same impairment testing methodology was used in 2006, 2005 and 2004, using nominal prices and cost assumptions which included the impact of inflation and currency exchange rates. Gold price assumptions were based on gold price forecasts provided by an independent research firm as well as other external market data.

During 2006, cash flows from operations more than doubled to $292.0 million from $133.7 million in 2005. Higher gold prices were the primary driver behind the increase in cash flows in 2006 when gold prices reached a high, exceeding $725 per ounce. Cash flow increases were partially offset by increases in operating costs, primarily for energy, fuel, labour and consumables. The 17% decrease in operating cash flow from $161.2 million in 2004 to $133.7 million in 2005 was the result of higher operating costs and changes in working capital requirements, partially offset by higher gold prices.

Kinross has continued to pursue a strategy of growing core assets and shedding non-core assets. In 2006, this strategy resulted in the acquisition of Crown Resources Corporation, owner of the Kettle River - Buckhorn Property in Washington State, United States, near the Company’s Kettle River mill. This follows the acquisition in 2004 of the remaining 51% of the Paracatu mine in Brazil, where Kinross held a 49% ownership interest.

Non-core assets that were disposed of in 2006 included the New Britannia Mine, Blanket Mine, Aquarius and George/Goose Lake properties. The Company also entered into an agreement to sell Lupin, which was finalized in 2007.

Cash used on additions to property, plant and equipment was $202.9 million in 2006, $142.4 million in 2005 and $169.5 million in 2004, reflecting expansion of operations at Paracatu, Round Mountain, Fort Knox, Refugio, Porcupine Joint Venture and Kettle River. Expenditures on property, plant and equipment were financed largely with cash provided by operating activities and existing cash balances. Cash and cash equivalents increased to $154.1 million at December 31, 2006, up from $97.6 million at December 31, 2005 and $47.9 million at December 31, 2004. During 2006, long-term debt decreased to $89.9 million at December 31, 2006 from the December 31, 2005 balance of $159.3 million.

Reserves

Kinross’ Proven and Probable Reserves increased to 27.9 million ounces of gold, compared with 24.7 million at the end of 2005. This 13% increase is net of 1.6 million contained gold ounces depleted through mining. The reserve additions of 4.8 million ounces were the result of successful exploration efforts at Refugio, engineering design changes at Paracatu and Fort Knox, and the addition of the Buckhorn Property at Kettle River. A higher gold price assumption also had a positive impact on the reserve calculations. Reserves at December 31, 2006, were estimated based on a gold price of $475 per ounce, versus $400 per ounce at December 31, 2005.1

2. Impact of Key Economic Trends
Price of Gold - Two Year Price Performance

Source: Reuters

The price of gold is the largest single factor in determining profitability and cash flow from operations, therefore, the financial performance of the Company has been, and is expected to continue to be, closely linked to the price of gold. Historically, the price of gold has been subject to volatile price movements over short periods of time and is affected by numerous macroeconomic and industry factors that are beyond the Company’s control. Major influences on the gold price include currency exchange rate fluctuations and the relative strength of the U.S. dollar, the supply of and demand for gold and macroeconomic factors such as the level of interest rates and inflation expectations. During 2006, the price of gold hit a high of approximately $725 per ounce. The average realized price for the year was $598 per ounce, a 34% increase over the 2005 average price of $445 per ounce. The major influences on the gold price during 2006 were increased investment demand, further producer de-hedging, a weaker U.S. dollar, a decrease in Central Bank selling activity, and lower supply from gold mines.

[1]	For details concerning mineral reserve and mineral resource estimates refer to the Mineral Reserves and Mineral Resources tables and notes in the Company’s Annual Information Form.

Gold Supply and Demand Fundamentals

Source: GFMS 2006 Gold Survey

Global gold mine production in 2006 decreased 2.2% from 2005 production which is also lower than production in the 2000 through 2003 period. Mine supply is not predicted to increase in the near future. Central banks net sales of gold declined by almost 50% compared to the previous year, marking a change in sentiment at official institutions concerning gold. Recycled gold helped to fill the supply gap and increased roughly 20% from 2005 levels.

Source: GFMS 2006 Gold Survey

With the rising price of gold, fabrication and jewelry demand decreased by 11%. Investment demand was strong with over 300 tonnes purchased during the year. A new Exchange Trade Fund (“ETF”), was introduced in 2004, which enables investors to purchase 1/10th of an ounce of gold and trades on the New York Stock Exchange. From initial demand of about 100 tonnes of gold in early 2005, the ETF now has over 450 tonnes of gold investment demand. Gold ETF’s are marketed in the United States, Australia, United Kingdom, and South Africa. The U.S. streetTRACKS ETF is by far the most popular vehicle. Other sources of investment demand for gold include futures exchanges such as COMEX in the U.S. and TOCOM in Japan. Producer de-hedging also contributed to demand as gold hedging programs continued their decline.

 Source: Mitsui and Co., USA

The Company generally has a “no gold hedge” policy. However, the Company may acquire gold and /or silver hedge or derivative product obligations as a result of an acquisition. A hedge program can protect the Company against future declines in price and can prevent the Company from benefiting from future price increases.

As a result of the acquisition of Bema, the Company acquired a portfolio of hedge contracts for gold and silver related to the Kupol pre-existing project financing. Otherwise, Kinross is not actively engaged in hedging its exposure to prices for gold or silver.

Kinross realized slightly lower than the average market prices for gold from 2002 through 2006, as ounces necessary to satisfy gold hedge contracts at prices that were lower than average market prices were delivered into and recognized in revenue as the existing hedge contracts were closed out.

(2)
The use of the words “hedge” or “hedging” throughtout the MD&A refers to an economic hedge, which is not necessarily a hedge from a financial statement perspective as defined in Accounting Guideline 13, “Hedging Relationships”.

Source: London Bullion Marketing Association London PM Fix

Inflationary Cost Pressures

The Company’s profitability has been negatively impacted by rising development and operating costs with respect to labour, energy and consumables in general. Since mining is generally an energy intensive activity, especially in open pit mining, energy prices can have a significant impact on operations. The cost of fuel as a percentage of operating costs varies amongst the Company’s mines; however, all operations experienced higher fuel costs during 2006, largely attributable to a continuing rise in crude oil prices. Higher oil prices have translated into higher costs for petroleum based expenditures as well, including diesel fuel, lubricants, explosives, tires and transportation. Electricity prices have also increased in recent years as a result of increased demand and higher natural gas prices.

Source: Reuters

In order to mitigate the impact of higher consumable prices, the Company continues to focus on continuous improvement by extending the life of capital assets and promoting a more efficient use of materials and supplies in general.

Exploration, development and operating activities have grown substantially in the mining and resource industries due to the continued strengthening of the gold price and other commodity prices. This has led to higher labour costs due to increased competition for qualified personnel.

Currency Fluctuations

Source: Reuters

Changes in foreign exchange rates have an impact on the Company’s operating costs and capital expenditures, affecting profitability and cash flow. For the Company’s non-U.S. operations, which are located in Canada, Brazil, Chile and Russia, a portion of their operating costs and capital expenditures are denominated in the local currency. Since 2003, the currencies of the countries in which Kinross operates have strengthened against the U.S. dollar, as highlighted in the graph above. As those foreign currencies have risen, local costs incurred in those countries, when measured in U.S. dollars, have increased. As illustrated in the graph above, the Canadian dollar has appreciated by 34%, the Brazilian real by 61%, the Chilean peso by 34% and the Russian ruble by 21% since the beginning of 2003, as measured against the U.S. dollar. During 2006, the Canadian dollar, Brazilian real, Chilean peso and Russian ruble appreciated 6%, 11%, 5% and 4% respectively, against the U.S. dollar. Approximately 43% of the Company’s expected production in 2007 is forecast to come from operations outside the U.S. and will continue to be exposed to foreign exchange rate movements. In order to manage this risk, the Company periodically uses currency hedges for certain foreign currency exposures.

3. 2007 Outlook

The following outlook relates to Kinross only. Production and cost outlook will be updated to include Bema at a subsequent date. Kinross expects to produce approximately 1.5 million gold equivalent ounces in 2007, substantially unchanged from 2006 levels. Decreases in production due to the cessation of mining activities at Kubaka and lower production at Round Mountain and Paracatu are offset by expected increases at Kettle River, La Coipa, Refugio, Porcupine Joint Venture and Musselwhite. Cost of sales are expected to be in the range of $320 to $330 per ounce sold, increasing over 2006 levels due to rising electricity, fuel and other commodity costs. The U.S. dollar continued to weaken against the Canadian dollar, Brazilian real and Chilean peso during 2006. As a result, 2007 operating results and capital expenditures in non-U.S. countries where the Company operates are expected to be negatively impacted.

In 2007, general and administrative expenses are expected to be approximately $48 million, a decline from 2006 levels. Reclamation expenditures in 2007 are expected to increase to approximately $29 million.

Exploration and business development expense is forecasted to be $44 million in 2007, an increase of $5 million over 2006 levels, as efforts continue to extend the mine life at the Company’s core operations and look for new opportunities. Capital expenditures are expected to be approximately $450 million in 2007, for the expansion project at Paracatu, development of the Kettle River - Buckhorn Property, underground development at Musselwhite and expansion at La Coipa and Round Mountain.

Based on the average gold price to date in 2007, it is expected that the Company’s existing cash balances, cash flow from operations and existing credit facilities will be sufficient to fund the exploration, capital and reclamation programs planned for 2007.

4. Strategy

Kinross continues to deliver according to the four point strategic plan laid out in 2005, aimed at maximizing net asset value and cash flow per share. The four points are growth from core assets; best people; building blocks for the future; and drive growth opportunities. In pursuing this plan, the Company has replaced Proven and Probable Reserves depleted through mining operations, such that as at December 31, 2006, the Company has gold reserves of 27.9 million ounces, an increase from 24.7 million ounces at December 31, 2005. This has been achieved through exploration efforts at existing properties and acquisition of new properties. With the management team in place, adherence to, and recognition of, high standards of environmental, health and safety, and a competitive human resources program, the Company created a work environment designed to attract and retain the best people. The Company continues to improve its technology and business systems, improve cost control and reporting systems and expand internal and external communications efforts. With increased cash flows and credit facilities, the Company has built a foundation on which to continue to deliver against the plan. Kinross’ business development approach has seen the Company shed non-core assets and acquire properties strategic to its continued success.

The Company is positioned to continue to execute on its strategic plan. Newly acquired assets will be integrated into Kinross operations and the Company will continue to dispose of non-core assets. Exploration and development of Kinross’ properties will continue throughout 2007 to add reserves and exploit the potential contained therein. Development projects continue in Brazil, Chile, Russia and the United States to ensure that potential from existing properties is maximized and long term growth is maintained.

With the management team now in place and systems continuing to be developed and improved, Kinross will build on this base to optimize shareholder value and ensure a high degree of corporate governance.

5. Developments

Acquisition of Bema Gold Corporation

On February 27, 2007, the Company finalized the acquisition of Bema after agreeing to waive the conditions related to classification of the land upon which the Kupol project in Russia is located and long term leases relating to this property as set out in the Purchase Agreement. Through the acquisition, Kinross now owns the remaining 50% interest in CMM, the company that owns the Refugio mine in Chile, that Kinross did not already own, a 75% interest in the Kupol mine project and a 90% interest in the Julietta mine, both of which are located in Eastern Russia. The properties will be included with Kinross’ consolidated results commencing on the Acquisition Date. Also, included in the acquisition is a 49% interest in the Cerro Casale Deposit, an exploration property in Chile and an approximately 30% interest in Pamodzi Gold Limited, a public South African company that owns the Petrex mine.

Acquisition of Crown Resources Corporation

The Company completed the acquisition of Crown Resources Corporation (“Crown”) on August 31, 2006, and with it acquired the Buckhorn Property in Washington State, U.S.A, which is near the Kettle River mill. Consideration consisted of 14.6 million common shares, plus the Company’s previous ownership interests in Crown, consisting of 511,640 shares acquired in January 2004 and a $10.0 million convertible debenture issued in May 2005, plus accrued interest, and transaction costs for a total of $219.6 million. The purchase price has been allocated as follows:
Current assets	$0.1
Property, plant and equipment (net)	219.8
Other long-term assets	0.1
Current liabilities	(0.3)
Reclamation and remediation obligations	(0.1)
$219.6

During 2006, the Company continued the process of disposing of non-core assets. The most significant transactions were:

New Britannia Mine

On December 22, 2006, Kinross sold its 50% interest in the New Britannia mine in Canada to Pegasus Mines Limited (“Pegasus”) in exchange for a 19.9% interest in each of Pegasus’ joint venture partners, Garson Resources Ltd. (“Garson”) and Piper Capital Inc. (“Piper”). Fair value of consideration received was estimated to be CDN $5.1 million and a gain of $8.9 million was recorded on the sale. As part of the transaction, Pegasus replaced Kinross’ environmental letter of credit of CDN $1.9 million with the Government of Manitoba and issued a CDN $3.9 million letter of credit to the Company in the event that the Government imposes any closure liability or obligation in respect of the New Britannia property onto Kinross. This letter of credit will be increased each anniversary date by an amount equal to the Consumer Price Index for the preceding 12 months. If the mine goes into production, the letter of credit will be returned to Pegasus by Kinross. In addition, the Company has retained a right to purchase 60% of the joint venture assets provided a feasibility study that identifies a deposit of at least 3.0 million ounces of gold reserves is completed by Pegasus.

Aquarius Property

In May 2006, the Company realized a gain of $0.1 million on the sale of the Aquarius property to St Andrew Goldfields (“St Andrew”) in exchange for 100.0 million common shares and 25.0 million common share purchase warrants of St Andrew. In 2005, the property had been written down to approximate sale value.

Bolder Opportunity Limited Partnership

The Company recognized a gain of $1.6 million on the sale of its interest in Bolder Opportunity Limited Partnership on May 24, 2006.

Katanga

The Company received 5,751,500 shares of Katanga Mining Limited (“Katanga”) in exchange for its 11.67% interest in Kinross Forrest Ltd. on June 27, 2006. On September 8, 2006, Kinross sold the 5,751,500 shares in Katanga through a private placement for proceeds of $31.4 million resulting in a gain of $31.3 million.

Lupin Mine

Kinross and Wolfden Resources Inc. (“Wolfden”) signed a definitive agreement on June 19, 2006, whereby Kinross would sell the Lupin mine in the Territory of Nunavut to Wolfden in exchange for Wolfden assuming certain of the mine’s liabilities. The agreement was finalized subsequent to year end. Under the terms of this agreement, Wolfden owns the mine and the related property. Kinross retired the letters of credit and promissory notes related to reclamation at Lupin. The Company delivered a CDN $3.0 million standby letter of credit to Wolfden and agreed to reimburse Wolfden for CDN $1.7 million of fuel costs in 2007. If the Lupin mill is demolished by Wolfden without restarting the mill, the Kinross letter of credit will be drawn on to help fund the demolition costs. Kinross agreed to pay up to CDN $1.0 million for reclamation and closing of the tailings facility if the mill is restarted, and up to CDN $4.0 million if the mill is not restarted, provided the work is performed before the end of 2008. The agreement also provides that if the price of gold exceeds $500 per ounce, Kinross is to be paid a 1% royalty on future production.

Blanket Mine

On July 5, 2006, the Company concluded its sale of the Blanket mine to Caledonia Mining Corporation (“Caledonia”) and recorded a gain on sale of $2.9 million.

George/Goose Lake Property

The Company recorded a gain of $1.6 million on the sale of its interest in the George/Goose Lake property to Dundee Precious Metals Inc. on July 25, 2006.

Credit Facility

On August 18, 2006, the Company entered into a credit facility consisting of an amended and restated, three year revolving credit facility in the amount of $300.0 million, which replaced the previous $295.0 million revolving facility and extended the term to August 2008 and a five and a half year, $200.0 million term loan. The revolving credit facility will support the Company’s liquidity and letters of credit requirements. The facility was secured by the assets of the Fort Knox mine as well as by the shares of various wholly owned subsidiaries. As at December 31, 2006, the Company had drawn $187.5 million of this facility in the form of a $60.0 million LIBOR loan and letters of credit totaling $127.5 million. The five and a half year $200.0 million term loan supports the Paracatu expansion project in Brazil. As of December 31, 2006, the Company was in compliance with the credit facility’s various covenants.

Adoption of Shareholders’ Rights Plan

A shareholders’ rights plan (the “Plan”) was ratified by the shareholders of the Company at the Company’s 2006 annual and special shareholder’s meeting. The Plan was adopted to ensure that the Board of Directors and shareholders of the Company have sufficient time to properly evaluate a take-over bid or pursue other alternatives. The Plan is described in greater detail in Note 12 to the accompanying financial statements.

Change in Chief Financial Officer

In March 2006, the Company announced the retirement of Lars-Eric Johansson and the appointment of Thomas M. Boehlert as Executive Vice President and Chief Financial Officer. Mr. Boehlert joined Kinross following his most recent position as Executive Vice President and Chief Financial Officer of Houston’s Texas Genco and has spent over 20 years in corporate finance, accounting and banking.

Appointment of Chief Legal Officer

In April 2006, the Company announced the appointment of Geoffrey P. Gold as Senior Vice President and Chief Legal Officer of Kinross. Mr. Gold joined Kinross following his most recent position as Vice President, Assistant Secretary and Associate General Counsel of Placer Dome Inc., and has over 12 years of legal experience in the mining industry.

Change in Chief Operating Officer

In May 2006, the Company announced the resignation of Scott Caldwell and the appointment of Timothy C. Baker as Executive Vice President and Chief Operating Officer of Kinross. Mr. Baker joined Kinross following his most recent position as Executive General Manager of Place Dome Chile and has over 19 years of operations experience in the mining industry.

6. Consolidated Results of Operations

Financial and Operating Highlights

	Years ended December 31,			Change
(in millions, except ounces and per share amounts)	2006	2005	2004	’06 vs ’05	’05 vs ’04

Gold equivalent ounces - sold (a)	1,510,836	1,627,675	1,654,617	(7%)	(2%)
Gold ounces - sold	1,416,797	1,575,267	1,585,109	(10%)	(1%)
Silver ounces - sold	4,864,084	3,185,776	4,271,980	53%	(25%)
Average realized gold price ($/ounce)	$598	$445	$404	34%	10%
Gold sales - revenue	$855.6	$702.7	$649.8	22%	8%
Loss on metal derivative contracts (b)	(8.2)	(2.4)	(9.3)	(242%)	74%
Silver sales revenue	58.2	25.2	26.3	131%	(4%)
Total revenue	$905.6	$725.5	$666.8	25%	9%
Operating earnings (loss)	$201.5	$(211.2)	$(67.9)	195%	(211%)
Net earnings (loss)	$165.8	$(216.0)	$(63.1)	177%	(242%)
Basic and diluted loss per share	$0.47	$(0.63)	$(0.18)	175%	(250%)

(a)
All produced and sold ounces refer to Kinross’ proportionate share. Gold equivalent ounces include silver ounces produced and sold converted to gold based on the ratio of average spot market prices for the commodities for each year. The ratios were 2006 - 52.28:1, 2005 - 60.79:1 and 2004 - 61.46:1.

(b)	Gains or losses on purchased gold or silver options, spot deferred contracts or fixed forward contracts as a hedge against falling gold prices are recorded as revenue from metal sales.

2006 vs. 2005

•
Gold equivalent ounces sold in 2006 were down to 1,510,836 ounces compared to 1,627,675 ounces in 2005. This is primarily the result of reduced output from Kubaka and Kettle River as these operations reduced their mining activites in 2006. These decreases were partially offset by increased sales of gold equivalent ounces at to Refugio which came into production in late 2005 and increased gold equivalent production at La Coipa.

•
Revenue increased to $905.6 million from $725.5 million due to a realized gold price that was 34% higher than 2005, even though sales quantities were down 10%. The Company realized an average gold price of $598 per ounce in 2006 compared to $445 per ounce in 2005.

•
Operating earnings went from a loss of $211.2 million in 2005 and a loss of $67.9 million in 2004 to earnings of $201.5 million in 2006. This performance was driven by higher metal prices and a reduced impairment charge of $10.5 million in 2006, compared to a charge of $184.7 million in 2005.

•
Net gains on the disposals of assets and investments of $47.4 million in 2006 also contributed to improved operating earnings. Net gains of $6.0 million and $1.7 million were recorded in 2005 and 2004, respectively. Net earnings of $165.8 million, or $0.47 per share, were also impacted by a tax provision of $25.9 million, as compared to a recovery of taxes of $12.9 million in 2005, when a loss of $216.0 million, or $0.63 per share, was reported.

•	General and administrative costs increased to $52.1 million up from $45.3 million as a result of stock-based compensation expenses, a stronger Canadian dollar and costs associated with new hires.

2005 vs. 2004

•
In 2005, gold equivalent ounces sold decreased 2%, compared with 2004. Production and ounces sold decreased at Fort Knox, Round Mountain, Lupin, New Britannia and La Coipa. This was partially offset by increases at Kubaka, Musselwhite and attributable production at Paracatu due to the purchase of the remaining 51% at the end of 2004.

•
Revenue from metal sales increased by 9% year-over-year; from $666.8 million in 2004 to $725.5 million in 2005. The increase was primarily due to a 10% increase in the realized gold price. During 2005, the Company realized an average price of $445 per ounce on the sale of its gold, against an average spot gold price for the year of $444 per ounce. During 2004, the Company realized an average gold price of $404 per ounce, versus an average spot gold price of $409 per ounce.

•
The net loss increased from $63.1 million, or $0.18 per share, to $216.0 million, or $0.63 per share, between 2004 and 2005. During 2005, impairment charges totaling $184.7 million, were recorded against property, plant and equipment of $171.9 million, goodwill of $8.7 million, and investments of $4.1 million. This included impairment charges of $141.8 million on Fort Knox, $36.8 million on the Aquarius property, $3.4 million on Crixás and $2.0 million on Musselwhite. Excluding these impairment charges, results for 2005 would have been a net loss attributable to common shares of $32.1 million, compared to a net loss attributable to common shares of $5.6 million in 2004. The impairment charges are discussed further under “Impairment of Goodwill, Property, Plant and Equipment, and Investments”. General and administrative expense increased to $45.3 million, from $36.4 million in 2004. The increase was largely due to costs related to the regulatory review of the Company’s accounting for goodwill and subsequent restatement, as well as increased severance costs. In addition, accretion and reclamation expense related to the Company’s reclamation and remediation obligations increased to $33.5 million in 2006, from $56.0 million in 2005 and $21.4 million in 2004. Included in accretion and reclamation expense for 2006 and 2005 is $21.2 million and $46.0 million, respectively, related to increased cost estimates at mines no longer in production.

Segment Earnings (Loss)

	Years ended December 31,			2006 vs 2005		2005 vs 2004
(in millions)	2006	2005	2004	Change $	Change %	Change $	Change %

Operating Segments
Fort Knox	$77.2	$(124.1)	$16.6	$201.3	nm	$(140.7)	nm
Round Mountain	93.7	26.6	25.8	67.1	252%	0.8	3%
La Coipa	25.1	(2.4)	0.9	27.5	nm	(3.3)	nm
Crixás	26.2	11.3	12.8	14.9	132%	(1.5)	12%
Paracatu (b)	26.0	5.4	2.9	20.6	381%	2.5	86%
Musselwhite	(1.2)	(7.7)	(3.8)	6.5	84%	(3.9)	103%
Porcupine Joint Venture	18.6	(0.9)	5.7	19.5	nm	(6.6)	nm
Refugio	22.1	1.7	0.1	20.4	1200%	1.6	1600%
Kettle River	(4.3)	(4.7)	0.9	0.4	9%	(5.6)	nm
Other operations (c)	(19.8)	3.8	(37.9)	(23.6)	nm	41.7	nm
Corporate & other	(62.1)	(120.2)	(91.9)	58.1	48%	(28.3)	31%

Total	$201.5	$(211.2)	$(67.9)	$412.7	nm	$(143.3)	211%

(a)	“nm” refers to not meaningful.

(b)
The acquisition of Paracatu was completed on December 31, 2004. Therefore, the Company’s 49% proportionate share of Paracatu’s operating results have been included for the year ended December 31, 2004.

(c)	Other operations include Kubuka and Gurupi.

Results of Operations

Fort Knox (100% ownership and operator) - USA

	Years ended December 31,			2006 vs 2005		2005 vs 2004
(in millions, except ounces)	2006	2005	2004	Change	Change %	Change	Change %
Operating Statistics
Tonnes ore mined (000’s)	14,514	12,683	10,927	1,831	14%	1,756	16%
Tonnes processed (000’s)	13,462	13,050	13,239	412	3%	(189)	(1%)
Grade (grams/tonne)	0.90	0.90	0.94	—	0%	(0.04)	(4%)
Recovery (%)	85.7%	86.9%	84.2%	(1.2%)	(1%)	2.7%	3%
Gold equivalent ounces
Produced	333,383	329,320	338,334	4,063	1%	(9,014)	(3%)
Sold	342,455	320,771	351,738	21,684	7%	(30,967)	(9%)

Financial Data (in US$ millions)
Metal sales	$208.3	$143.1	$143.9	$65.2	46%	$(0.8)	(1%)
Cost of sales (a)	102.9	88.1	89.2	14.8	17%	(1.1)	(1%)
Accretion and reclamation expense	1.3	1.1	1.3	0.2	18%	(0.2)	(15%)
Depreciation, depletion and amortization	25.0	34.8	35.9	(9.8)	(28%)	(1.1)	(3%)
	79.1	19.1	17.5	60.0	314%	1.6	9%
Exploration	1.4	0.6	0.6	0.8	133%	—	0%
Impairment charge	—	141.8	—	(141.8)	(100%)	141.8	nm
Other	0.5	0.8	0.3	(0.3)	(38%)	0.5	167%
Segment earnings (loss)	$77.2	$(124.1)	$16.6	$201.3	nm	$(140.7)	nm

(a)	Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

The Company has been operating the Fort Knox Mine, located near Fairbanks, Alaska, since it was acquired in 1998. The operation consists of the Fort Knox open pit and the True North open pit which is located approximately 15 kilometres northwest of the Fort Knox pit.

2006 vs. 2005

The quantity of ore processed at Fort Knox has remained relatively constant from 2004 through 2006, with stockpiles utilized in 2006 to maintain throughput of the mill. The decrease in the recovery rate from 86.9% in 2005, to 85.7% in 2006, resulted from processing ore from Phase V, which is a lower recovery ore than the Phase IV ore processed in 2005. Gold equivalent ounces increased 7% from 2005 levels, and combined with a higher gold price resulted in sales revenues increasing 46% to $208.3 million from $143.1 million in 2005.

Cost of sales increases of 17% reflect the fact that more tonnage was mined to extract the same quantity of metal in 2005 and there were higher costs, particularly for electricity, fuel and consumable costs. Depreciation, depletion and amortization expense was $25.0 million, down 28% from $34.8 million reflecting the impact of the write down of property, plant and equipment taken in 2005. This decrease was partly offset by increases to the cost base with over $40.0 million in capital expenditures in 2005 and 2006. Exploration spending has increased to $1.4 million as efforts continue to extend the life of the mine. The Company is evaluating a new heap leach project at Fort Knox in order to more economically recover lower grade ore. Expectations are that gold equivalent production in 2007 will be approximately the same as 2006 levels.

2005 vs. 2004

Production of gold equivalent ounces in 2005 remained about the same as 2004 levels. The lower grade in 2005 was the result of suspending production at the True North deposit in 2004, which was a higher grade ore. Lower mill throughput in 2005 resulted due to processing harder Fort Knox pit ore compared with the blended ore from the True North and Fort Knox pits for much of the prior year. Despite selling 9% fewer gold equivalent ounces in 2005, revenues remained largely unchanged, due to a higher realized gold price. The decrease in cost of sales reflects lower gold ounces sold. The cost of sales, on a per ounce basis, increased as a result of higher energy costs, partially offset by improved cost efficiencies as a result of the continuous improvement program. During 2005, a strategic review was conducted on the Fort Knox operation. The review was done in light of rising electricity and fuel costs, the metallurgical performance at True North and slope stability issues at the southwest wall of the pit. As a result of the review, the True North and Gil deposits were reclassified from reserves to resources, the Company decided to withdraw from the Ryan Lode project, which had been included in reserves, and design changes were made to the Fort Knox pit. As a result, the Company recorded a $141.8 million impairment charge against the mine. The impairment is discussed further under “Impairment of Goodwill, Property, Plant and Equipment, and Investments”. Depreciation expense remained relatively constant despite a 9% decrease in ounces being sold due to increased capital expenditures that have added to the assets subject to depreciation.

Round Mountain (50% ownership and operator) - USA

	Years ended December 31,			2006 vs 2005		2005 vs 2004
(in millions, except ounces)	2006	2005	2004	Change	Change %	Change	Change %
Operating Statistics
Tonnes ore mined (000’s) (a)	21,488	29,002	35,820	(7,514)	(26%)	(6,818)	(19%)
Tonnes processed (000’s) (a)	43,436	61,696	67,065	(18,260)	(30%)	(5,369)	(8%)
Grade (grams/tonne)	0.65	0.64	0.55	0.01	2%	0.09	16%
Gold equivalent ounces
Produced	335,115	373,947	387,785	(38,832)	(10%)	(13,838)	(4%)
Sold	349,497	367,581	375,421	(18,084)	(5%)	(7,840)	(2%)

Financial Data (in US$ millions)
Metal sales	$211.7	$164.0	$154.1	$47.7	29%	$9.9	6%
Cost of sales (c)	99.4	93.7	82.3	5.7	6%	11.4	14%
Accretion and reclamation expense	1.7	1.8	1.9	(0.1)	(6%)	(0.1)	(5%)
Depreciation, depletion and amortization	11.9	39.5	43.3	(27.6)	(70%)	(3.8)	(9%)
	98.7	29.0	26.6	69.7	240%	2.4	9%
Exploration	5.0	2.4	0.8	2.6	108%	1.6	200%
Segment earnings (loss)	$93.7	$26.6	$25.8	$67.1	252%	$0.8	3%

(a)	Tonnes of ore mined/processed represent 100% of mine production.

(b)	Due to the nature of heap leach operations, recovery rates cannot be accurately measured.

(c)	Cost of sales excludes acretion and reclamation expense, depreciation, depletion and amortization.

The Company acquired its ownership interest in the Round Mountain open pit mine, located in Nye County, Nevada, in the acquisition of Echo Bay Mines Ltd. (“Echo Bay”) on January 31, 2003.

2006 vs. 2005

Tonnes of ore mined and processed have declined at Round Mountain as the existing pit is depleted. The pit is currently undergoing an expansion which is expected to contribute to improved grades and recovery rates. The decrease in tonnes processed is reflected in the 10% decrease in gold equivalent ounces produced of 335,115 ounces, from 373,947 ounces in 2005. Gold equivalent ounces were down 5% to 349,497 ounces, but with a higher gold price, saw revenues climb to $211.7 million, a 29% increase from 2005. Higher costs for energy, primarily in the form of diesel fuel and consumables resulted in a 6% increase in cost of sales over 2005, despite the lower quantities of ore processed. The decrease in depreciation expense by 70% is related to the increase in the reserves in 2005 which form the basis for depreciation, depletion and amortization changes. Exploration expenditures of $5.0 million are part of the continuing efforts to extend the life of the mine. Production in 2007 is expected to continue to trend lower than previous years.

2005 vs. 2004

Fewer tonnes of ore were delivered to the dedicated pads at a lower grade resulting in a production level that was 4% lower in 2005 than in the prior year. Tonnes processed were lower during the year due to pit phasing and pit slope failures. Revenues were up by 6% as a result of higher realized gold prices, despite fewer ounces being sold. Cost of sales increased by 14% due to increased commodity related costs, higher costs on replacement parts, increased contractor costs on equipment maintenance and higher royalties and taxes due to a stronger gold price. Depreciation expense was 10% lower year-over-year due to fewer ounces being sold and the addition of reserve ounces.

La Coipa (50% ownership; Goldcorp 50% and operator) - Chile

	Years ended December 31,			2006 vs 2005		2005 vs 2004
(in millions, except ounces)	2006	2005	2004	Change	Change %	Change	Change %
Operating Statistics
Tonnes ore mined (000’s) (a)	2,751	3,450	3,769	(699)	(20%)	(319)	(8%)
Tonnes processed (000’s) (a)	5,126	6,496	6,562	(1,370)	(21%)	(66)	(1%)
Grade (grams/tonne)
Gold	0.95	1.01	1.10	(0.06)	(6%)	(0.09)	(8%)
Silver	94.31	45.07	60.83	49.24	109%	(15.76)	(26%)
Recovery (%)
Gold	79.4%	80.5%	81.2%	(1.1%)	(1%)	(0.7%)	(1%)
Silver	64.4%	54.0%	57.5%	10.4%	19%	(3.5%)	(6%)
Gold equivalent ounces
Produced	155,180	125,991	150,887	29,189	23%	(24,896)	(16%)
Sold	154,192	131,051	149,785	23,141	18%	(18,734)	(13%)

Silver ounces produced (000’s)	4,346	2,547	3,693	1,799	71%	(1,146)	(31%)

Financial Data (in US$ millions)
Metal sales	$94.0	$60.3	$59.0	$33.7	56%	$1.3	2%
Cost of sales (b)	47.6	45.4	39.7	2.2	5%	5.7	14%
Accretion and reclamation expense	0.9	0.4	0.4	0.5	125%	—	0%
Depreciation, depletion and amortization	16.9	15.8	16.8	1.1	7%	(1.0)	(6%)
	28.6	(1.3)	2.1	29.9	nm	(3.4)	nm
Exploration	2.0	1.1	0.5	0.9	82%	0.6	120%
Other	1.5	—	0.7	1.5	nm	(0.7)	nm
Segment earnings (loss)	$25.1	$(2.4)	$0.9	$27.5	nm	$(3.3)	nm

(a)	Tonnes of ore mined/processed represent 100% of mine production.

(b)	Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

The Company acquired its ownership interest in the La Coipa open pit mine in the acquisition of TVX Gold Inc. (“TVX”) on January 31, 2003. In the second quarter of 2006, Goldcorp Inc. (“Goldcorp”) acquired the 50% interest in the mine from Barrick Gold Corporation (“Barrick”), which in turn had acquired the mine on its purchase of Placer Dome.

2006 vs. 2005

Gold equivalent production increased 23% from 2005 levels as ore from the Puren deposit came into production at a higher overall grade. With gold equivalent ounces sold increasing 18% to 154,192 ounces and a higher realized gold price, metal sales revenues rose to $94.0 million, up 56% from 2005 revenue of $60.3 million.

Due to higher labour costs, the negative impact of currency exchange rates and high processing costs for Puren ore, total cost of sales was up 5% to $47.6 million. Accretion and reclamation expense increased to $0.9 million reflecting the increased reclamation liability resulting from the mining activity at the Puren pit and the Coipa Norte pit. Gold equivalent production in 2007 is expected to be higher than 2006 since Puren came into production in July 2006.

2005 vs. 2004

Tonnes mined and milled, along with grade and recoveries were lower than 2004 due to changes in the mine plan caused by pit slope failures during the year. As a result, production was down 16% to 125,991 gold equivalent ounces from 150,887 equivalent ounces in 2004. Geotechnical studies were conducted in order to assess the situation and appropriate corrective actions were taken. While gold equivalent ounces sold were 13% lower in 2005, due to lower production, a higher realized gold price resulted in a 2% increase in revenue. Cost of sales was 14% higher year-over-year despite fewer ounces being sold. The increase was due to higher stripping costs, increased cost for power, fuel and other consumables, and the strengthening of the Chilean peso, against the U.S. dollar of approximately 9% year-over-year. Depreciation expense was 6% lower, largely due to fewer ounces being sold. There was no significant change during the year to the average ratio for conversion of silver into equivalent gold ounces.

Crixás (50% ownership; AngloGold Ashanti 50% and operator) – Brazil

	Years ended December 31,			2006 vs 2005		2005 vs 2004
(in millions, except ounces)	2006	2005	2004	Change	Change %	Change	Change %
Operating Statistics
Tonnes ore mined (000’s) (a)	790	755	746	35	5%	9	1%
Tonnes processed (000’s) (a)	790	755	746	35	5%	9	1%
Grade (grams/tonne)	7.98	8.32	8.18	(0.34)	(4%)	0.14	2%
Recovery	95.3%	95.2%	95.4%	0.1%	0%	(0.2%)	0%
Gold equivalent ounces
Produced	97,009	96,212	93,540	797	1%	2,672	3%
Sold	94,986	93,309	93,265	1,677	2%	44	0%

Financial Data (in US$ millions)
Metal sales	$57.0	$41.5	$38.2	$15.5	37%	$3.3	9%
Cost of sales (b)	17.7	14.1	12.2	3.6	26%	1.9	16%
Accretion and reclamation expense	0.2	0.1	0.1	0.1	100%	—	0%
Depreciation, depletion and amortizatio	11.2	12.3	12.8	(1.1)	(9%)	(0.5)	(4%)
	27.9	15.0	13.1	12.9	86%	1.9	15%
Exploration	1.5	0.3	0.3	1.2	400%	—	0%
Impairment charge	—	3.4	—	(3.4)	nm	3.4	nm
Other	0.2	—	—	0.2	nm	—	nm
Segment earnings	$26.2	$11.3	$12.8	$14.9	132%	$(1.5)	(12%)

(a)	Tonnes of ore mined/processed represent 100% of mine production.

(b)	Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

The Company acquired its ownership interest in the Crixás underground mine, located in the State of Goias, Brazil, in the acquisition of TVX on January 31, 2003.

2006 vs. 2005

Tonnes of ore processed, grades and recovery rates have remained relatively consistent over the last two years with gold equivalent production and sales ounces of 97,009 ounces and 94,986 ounces, respectively. Higher gold prices are reflected in a 37% increase in revenue to $57.0 million while cost of sales has increased 26% to $17.7 million, the result of higher consumable costs and an 11% appreciation of the Brazilian real against the U.S. dollar. Depreciation, depletion and amortization have remained relatively constant year-over-year. There were no impairment charges in 2006, compared to $3.4 million write-down of a tax-related receivable in 2005.

Production of gold equivalent ounces in 2007 is expected to be below 2006 levels due to lower grade of ore.

2005 vs. 2004

Gold production was 3% higher in 2005, compared with 2004, due to higher grade and increased mill throughput. Revenue increased by 9% as a result of a higher realized gold price. Costs of sales increased year-over-year by 16% due to the appreciation of the Brazilian real against the U.S. dollar, and higher energy, service and consumable costs. The average exchange rate of the Brazilian real against the U.S. dollar increased, year-over-year, by approximately 20%.

Paracatu (100% ownership and operator) – Brazil

	Years ended December 31,			2006 vs 2005		2005 vs 2004
(in millions, except ounces)	2006	2005	2004 (b)	Change	Change %	Change	Change %
Operating Statistics
Tonnes ore mined (000’s) (a)	17,637	17,157	17,281	480	3%	(124)	(1%)
Tonnes processed (000’s) (a)	18,137	16,945	17,342	1,192	7%	(397)	(2%)
Grade (grams/tonne)	0.38	0.42	0.44	(0.04)	(10%)	(0.02)	(5%)
Recovery (%)	76.8%	78.2%	76.8%	(1.4%)	(2%)	1.4%	2%
Gold equivalent ounces
Produced	174,254	180,522	92,356	(6,268)	(3%)	88,166	95%
Sold	173,821	177,806	93,279	(3,985)	(2%)	84,527	91%

Financial data (in US$ millions)
Metal sales	$104.1	$79.0	$38.2	$25.1	32%	$40.8	107%
Cost of sales (c)	57.7	50.0	20.6	7.7	15%	29.4	143%
Accretion and reclamation expense	0.9	0.7	0.5	0.2	29%	0.2	40%
Depreciation, depletion and amortization	12.5	17.0	9.5	(4.5)	(26%)	7.5	79%
	33.0	11.3	7.6	21.7	192%	3.7	49%
Exploration	1.5	5.2	—	(3.7)	(71%)	5.2	nm
Impairment charge	—	—	2.1	—	nm	(2.1)	nm
Other	5.5	0.7	2.6	4.8	686%	(1.9)	(73%)
Segment earnings	$26.0	$5.4	$2.9	$20.6	381%	$2.5	86%

(a)	Tonnes of ore mined/processed represents 100% of mine production.

(b)	The results for 2004 reflect the Company’s 49% ownership. The Company acquired the remaining 51% on December 31, 2004.

(c)	Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

The Company acquired a 49% ownership interest in the Paracatu open pit mine, located in the State of Minas Gerais, Brazil, in the acquisition of TVX on January 31, 2003. On December 31, 2004, the Company completed the purchase of the remaining 51% of Paracatu from Rio Tinto Plc.

2006 vs. 2005

Harder ore at lower grades resulted in a 3% decrease in gold equivalent production to 174,254 ounces, from 180,522 ounces in 2005. Higher gold prices resulted in a 32% increase in revenue even though gold equivalent sales were down by 2%. The appreciation of the Brazilian real, higher production taxes related to the price of gold and higher costs for labour and consumables pushed cost of sales 15% higher than 2005 to $57.7 million. With the Paracatu expansion project underway, exploration efforts have been reduced resulting in a decrease in expenses to $1.5 million from $5.2 million in 2005. Other expenses increased to provide for tax contingencies. Gold production is expected to be lower in 2007 as fewer tonnes at a lower grade and recovery are anticipated.

2005 vs. 2004

Gold equivalent production attributable to Kinross’ account increased by 95% between 2004 and 2005. The increase was due to the increase in Kinross’ ownership of Paracatu from 49% in 2004 to 100% in 2005. On a 100% basis, gold equivalent production decreased by 4% year-over-year. The decrease was due to lower grade ore and the processing of fewer tonnes, partially offset by a higher recovery rate. Revenue increased by 107%, or approximately 1% on a 100% basis. Revenue, on a 100% basis, increased despite fewer ounces being sold as a result of a higher realized gold price. Cost of sales during 2005 increased by 19% against 2004, on a 100% basis. The increase was due to increased energy and consumable costs, and an appreciation of the Brazilian real against the U.S. dollar, year-over-year, of approximately 20%. Depreciation decreased in 2005 by 12% against 2004, on a 100% basis, due to increases in the mine’s reserves.

Musselwhite (31.93% ownership; Goldcorp 68.07% and operator) – Canada

	Years ended December 31,			2006 vs 2005		2005 vs 2004
(in millions, except ounces)	2006	2005	2004	Change	Change %	Change	Change %
Operating Statistics
Tonnes ore mined (000’s) (a)	1,301	1,390	2,340	(89)	(6%)	(950)	(41%)
Tonnes processed (000’s) (a)	1,301	1,477	1,459	(176)	(12%)	18	1%
Grade (grams/tonne)	5.51	5.46	5.30	0.05	1%	0.16	3%
Recovery (%)	95.4%	95.0%	95.8%	0.4%	0%	(0.8%)	(1%)
Gold equivalent ounces
Produced	69,834	79,916	76,640	(10,082)	(13%)	3,276	4%
Sold	71,405	79,919	78,430	(8,514)	(11%)	1,489	2%

Financial Data (in US$ millions)
Metal sales	$43.0	$34.9	$32.1	$8.1	23%	$2.8	9%
Cost of sales (b)	31.9	26.4	21.1	5.5	21%	5.3	25%
Accretion and reclamation expense	0.2	0.1	0.1	0.1	100%	—	0%
Depreciation, depletion and amortization	10.4	12.5	12.5	(2.1)	(17%)	—	0%
	0.5	(4.1)	(1.6)	4.6	nm	(2.5)	(156%)
Exploration	1.7	1.6	2.0	0.1	6%	(0.4)	(20%)
Impairment charge	—	2.0	—	(2.0)	nm	2.0	nm
Other	—	—	0.2	—	nm	(0.2)	nm
Segment loss	$(1.2)	$(7.7)	$(3.8)	$6.5	84%	$(3.9)	(103%)

(a)	Tonnes of ore mined/processed represent 100% of mine production.

(b)	Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

The Company acquired its 31.9% ownership interest in the Musselwhite underground mine, located in northwestern Ontario, Canada, in the acquisition of TVX on January 31, 2003. In the second quarter of 2006, Goldcorp acquired the 68.1% interest in the mine from Barrick, which had previously acquired the mine on its purchase of Placer Dome.

2006 vs. 2005

Production at Musselwhite was down 13% to 69,384 gold equivalent ounces due to reduced availability of labour and equipment. Revenue increased 23%, a result of higher realized gold prices to $43.0 million from $34.9 million in 2005, even though gold equivalent ounces sold were down 11% from the prior year.  Depreciation expense is lower due to an increase in reserves in 2005. Increased throughput at slightly lower recovery rates is expected to increase 2007 production over 2006 levels.

2005 vs. 2004

Gold equivalent production increased 4% in 2005 due to a 3% increase in grade year-over-year and an increase in tonnes processed. The increased grade was the result of increased tonnage from underground sources which replaced low grade stockpile feed. Revenue from metal sales increased by 9% due to a higher realized gold price and a 2% increase in the number of ounces sold. Cost of sales increased 25% due to the increased tonnage from higher-cost underground ore, increased underground development costs and higher energy and commodity costs. Cost of sales was also negatively impacted by a 7% appreciation of the Canadian dollar against the U.S. dollar year-over-year.

Porcupine (49% interest; Goldcorp 51% and operator) - Canada

	Years ended December 31,			2006 vs 2005		2005 vs 2004
(in millions, except ounces)	2006	2005	2004	Change	Change %	Change	Change %
Operating Statistics
Tonnes ore mined (000’s) (a)	20,348	5,443	13,752	14,905	274%	(8,309)	(60%)
Tonnes processed (000’s) (a)	4,218	4,266	3,995	(48)	(1%)	271	7%
Grade (grams/tonne)	2.55	2.95	3.35	(0.40)	(14%)	(0.40)	(12%)
Recovery (%)	92.5%	92.6%	91.8%	(0.1%)	(0%)	0.8%	1%
Gold equivalent ounces
Produced	156,735	183,976	193,799	(27,241)	(15%)	(9,823)	(5%)
Sold	161,196	179,585	191,296	(18,389)	(10%)	(11,711)	(6%)

Financial data (in US$ millions)
Metal sales	$97.5	$80.8	$78.8	$16.7	21%	$2.0	3%
Cost of sales (b)	59.9	50.7	44.4	9.2	18%	6.3	14%
Accretion and reclamation expense	2.0	11.8	2.3	(9.8)	(83%)	9.5	413%
Depreciation, depletion and amortization	11.8	14.8	22.7	(3.0)	(20%)	(7.9)	(35%)
	23.8	3.5	9.4	20.5	580%	(5.9)	(63%)
Exploration	4.9	3.5	3.2	1.4	40%	0.3	9%
Other	0.3	0.9	0.5	(0.6)	(67%)	0.4	80%
Segment earnings (loss)	$18.6	$(0.9)	$5.7	$19.5	nm	$(6.6)	nm

(a)	Tonnes of ore mined/processed represents 100% of mine production.

(b)	Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortizaton.

On July 1, 2002, the Company formed the Porcupine Joint Venture with a wholly owned subsidiary of Placer Dome Inc. (“Placer Dome”). The formation of the joint venture combined the two companies’ gold mining operations in the Porcupine district of Timmins, Ontario. In the second quarter of 2006, Goldcorp acquired the 51% interest in the joint venture from Barrick Gold Corporation which in turn had acquired their interest on its purchase of Placer Dome.

2006 vs. 2005

Gold equivalent production was down 15% as the mine transitioned activities from the Dome pit to the lower grade Pamour pit as planned. Lower production levels at lower grades, resulted in a 10% decline in gold equivalent ounces sold to 161,196 ounces from 179,585 ounces. Despite the decrease, revenue increased 21% due to higher gold prices. Cost of sales were negatively impacted by the 6% appreciation of the Canadian dollar to the U.S. dollar, plus higher energy and consumable costs. Accretion and reclamation expenses were down to $2.0 million from $11.8 million in 2005 due to an additional charge taken in 2005. Exploration costs of $4.9 million were up slightly from 2005 as efforts continue to expand reserves and resources. Production in 2007 is expected to increase from 2006 levels due to increases in tonnes and grade.

2005 vs. 2004

Production was positively impacted by higher recoveries and increased mill throughput in 2005; however, this was offset by lower grade, resulting in gold production that in 2005 was 5% lower than 2004. Mill throughput was higher as a result of a mill expansion undertaken to ensure the harder ores originating from the Pamour pit could be processed through the Dome mill. Feed grade was lower due to localized highwall instability in the Dome pit, no production from the Dome underground mine and the commencement of mining at the Pamour pit which has a lower average grade than the Dome pit. Revenue increased by 3% despite a 6% drop in ounces sold as a result of higher realized gold prices. Cost of sales was also up despite selling fewer ounces due to higher energy and commodity costs, and a 7% increase in value of the Canadian dollar against the U.S. dollar year-over-year. Increases during the year in the Company’s portion of the estimated reclamation and remediation liability relating to areas of the joint venture no longer in production were expensed in the current year and have been included as part of accretion and reclamation expense. Depreciation expense decreased by 35% due to a 6% drop in ounces sold and a larger reserve base in 2005.

Refugio (50% ownership and operator) – Chile

	Years ended December 31,		2006 vs 2005
(in millions, except ounces)	2006	2005	Change	Change %
Operating Statistics
Tonnes ore mined (000’s) (a)	14,832	5,800	9,032	156%
Tonnes processed (000’s) (a)	14,721	5,800	8,921	154%
Grade (grams/tonne)	0.70	0.83	(0.13)	(16%)
Gold equivalent ounces
Produced	116,868	30,580	86,288	282%
Sold	115,198	30,575	84,623	277%

Financial Data (in US$ millions)
Metal sales	$69.7	$14.6	$55.1	377%
Cost of sales (b)	39.3	9.6	29.7	309%
Accretion and reclamation expense	(1.0)	0.2	(1.2)	nm
Depreciation, depletion and amortization	7.0	0.2	6.8	3400%
	24.4	4.6	19.8	430%
Exploration	1.8	—	1.8	nm
Impairment charge	0.5	—	0.5	nm
Other	—	2.9	(2.9)	(100%)
Segment earnings	$22.1	$1.7	$20.4	1200%

(a)	Tonnes of ore mined/processed represent 100% of mine production.

(b)	Cost of sales excludes accretion and reclamation, depreciation, depletion and amortization.

Kinross acquired its 50% interest in the Refugio open pit mine, located 120 kilometres northeast of Copiapo, Chile in 1998. In 2001, due to low gold prices and operational difficulties, mining activities were suspended and the operation was placed on care and maintenance. In late 2002, a multi-phase exploration program commenced and in 2003 it was determined that the mine would be recommissioned. The Refugio mine went into production in the second half of 2005 and achieved its targeted production rate in November 2005. As a result, comparative amounts from 2005 are not meaningful. With the acquisition of the remaining 50% interest in Refugio from Bema early in 2007 Kinross will report 100% of the site’s production and sales commencing on the date of acquisition.

2006 vs 2005

The Refugio mine produced 116,898 gold equivalent ounces in 2006 as a full year of production was achieved, compared to 30,580 gold equivalent ounces in the last few weeks of 2005. Metal sales revenue was $69.7 million on 115,198 gold equivalent ounces, up from $14.6 million in 2005. Cost of sales reflects this increased production and higher costs for energy and consumables. Depreciation, depletion and amortization increased due to the mine coming into full production. Total 2007 mine production is expected to be approximately the same as in 2006.

In 2005, the mine processed 5.8 million tonnes of ore with an average grade of 0.83 gpt, to produce 30,580 ounces of gold to Kinross’ account.

Kettle River (100% ownership and operator) – USA

In November 2005, the Kettle River mill was temporarily shut down as all mining activities had been completed. The Buckhorn property was acquired with the purchase of Crown in August 2006 and efforts are now underway to get the Buckhorn mine operational. On September 27, 2006, Washington State regulatory agencies issued permits allowing construction of the Buckhorn mine to commence. On October 17, 2006, the Okanagan Highlands Alliance (“OHA”) filed an administrative appeal of the water rights and stormwater permits issued by the Washington State Department of Ecology and the reclamation permit issued by the Washington State Department of Natural Resources. The appeal asserts that the permits were improperly issued and that the Supplemental Environmental Impact Statement (“EIS”) prepared by the State supporting the permits is inadequate. It is expected that the balance of the permits for the project will be issued mid-year 2007 and appeals of some or all of those expected to be filed sometime thereafter.

On January 17, 2007, the Okanagan/Wenatchee National Forest Supervisor issued a Record of Decision (“ROD”) and Final EIS in respect of the Company’s request for authorization of road access, power and utility lines, treated water pipelines and infiltration gallery, fences and monitoring wells to serve the Buckhorn mine. On March 22, 2007, the OHA filed a written administrative appeal of the ROD, the Final EIS and associated special use permits and/or authorizations (including any approval of any mining plan of operations) for the “Buckhorn Access Project”, with the USDA Forest Service Regional Forester (the “Federal Appeal”). While it would be premature to predict the outcome of the appeal at this stage of the proceedings, the Company believes it has substantial defenses to the appeal, including any motion for a stay of operations.

Other Operating Segments
Kubaka (98.1% ownership and operator) – Russia

Kinross has held an interest in the Kubaka mine, located in the Magadan Oblast in far eastern Russia since 1998, and on February 28, 2003 increased its ownership interest to 98.1%.

All mining activity at Kubaka was completed by June 2005, and the remaining stockpiles had been processed by the third quarter of 2006. During 2006, materials and supplies inventory was written down by $7.6 million. Kubaka is reported with Other operations for segment reporting purposes.

Gold equivalent production in 2005 increased by 13% over 2004 levels to 140,195 ounces. The increase was due to a 10% increase in mill throughput and 7% increase in grades. The change in mill throughput was largely the result of an 8-week scheduled shutdown in 2004. Revenue from metal sales increased by 27% due to more ounces being sold and a higher realized gold price. Costs of sales increased due to more tonnes processed and an increase in the number of ounces sold. Depreciation, depletion and amortization was up by 39% as the remaining unamortized development costs and property, plant and equipment was fully depreciated over the production during the year, following the decision to close the mine.

Exploration and Business Development Expense

	Years ended December 31,			2006 vs 2005		2005 vs 2004
(in millions)	2006	2005	2004	Change $	Change %	Change $	Change %

Exploration and business development	$39.4	$26.6	$20.4	$12.8	48%	$6.2	30%

2006 Exploration and business development expenses increased 48% from 2005 to $39.4 million. Of this, $13.5 million was spent on Kinross-owned properties and an additional $10.1 million at non-operated joint venture properties. This contributed to increases in reserves and resources at Refugio, Fort Knox, Paracatu, the Porcupine Joint Venture, La Coipa and Crixás.

Exploration and business development expenditures in 2007 are expected to rise to $44.0 million to ensure that there is a pipeline of projects to replace and build on the reserves and resources.

2005 Exploration expenditures in 2005 focused primarily on mine exploration. The two highest priorities were the resource expansion project at Paracatu and the pit expansion at Round Mountain. During 2005, the Company spent $5.2 million at Paracatu, while $2.4 million was spent at Round Mountain. Exploration expenditures at the other Company operated mines included $2.3 million at Kubaka, $0.6 million at Fort Knox and $0.4 million at Kettle River. The Company’s share of exploration expenditures at non-operated joint venture properties included $3.5 million at Porcupine, $1.6 million at Musselwhite, $1.1 million at La Coipa and $0.3 million at Crixás.

2004 The focus of the Company’s exploration program was to replace and increase reserves at existing mines and increase reserves at its development projects. Exploration expenditures at mines the Company operates totaled $14.4 million. This included $2.2 million at Kettle River, $0.6 million at Fort Knox, $0.8 million at Round Mountain and $0.4 million at Kubaka. The Company’s share of exploration expenditures at joint venture properties operated by others included $3.2 million at Porcupine, $2.0 million at Musselwhite, $0.5 million at La Coipa and $0.3 million at Crixás.

General and Administrative

	Years ended December 31,			2006 vs 2005		2005 vs 2004
(in millions)	2006	2005	2004	Change $	Change %	Change $	Change %

General and administrative	$52.1	$45.3	$36.4	$6.8	15%	$8.9	24%

 General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. This includes the costs incurred at corporate offices located in Toronto, Reno and Brasilia.

General and administrative costs have increased to $52.1 million in 2006 from $45.3 million in 2005. The increase was primarily due to stock-based compensation expense and higher personnel costs.

A large portion of the Company’s general and administrative expense is incurred in Canadian dollars, therefore the weakening U.S. dollar has negatively impacted general and administrative expense. The average exchange rate of the U.S. dollar compared to the Canadian dollar decreased by 7% between 2004 and 2005 and a further 6% between 2005 and 2006.

Increases in general and administrative costs from 2004 to 2005 were the result of several factors, including increases in severance and related personnel costs, legal and insurance costs and costs incurred relating to the regulatory review of the Company’s accounting for goodwill. Overall, costs related to regulatory requirements have increased each year.

Impairment of Goodwill, Property, Plant and Equipment and Investments

Goodwill

The Company evaluates its carrying value of Goodwill at least once each year. The test for impairment of goodwill is discussed further in the “The Carrying Value of Goodwill” in the Critical Accounting Policies and Estimates section below. In 2006, no impairment of goodwill was recorded. During 2005, goodwill impairment totaled $8.7 million which related to the Musselwhite mine and the Aquarius property. The goodwill impairment of $2.0 million relating to Musselwhite was the result of a reduction in the future value ascribed to the property by management and the goodwill impairment charge of $6.7 million at Aquarius followed management’s decision to dispose of the property. Goodwill impairment charges of $12.4 million were recorded in 2004. A breakdown of the impairment charges to goodwill is as follows:

	Years ended December 31,
(in millions)	2006	2005	2004

Goodwill Impairment Charges
Musselwhite	$—	$2.0	$—
Gurupi property - exploration project	—	—	12.4
Aquarius	—	6.7	—
Total	$—	$8.7	$12.4

Property, Plant and Equipment and investments

The impairment test of long lived assets is a test of recoverability. The test of the carrying value of property, plant and equipment is discussed further in the “The Carrying Value of Operating Mines, Mineral Rights, Development Properties and Other” in the Critical Accounting Policies and Estimates section below. In conducting the impairment analysis for 2006, the Company utilized the same methodology as 2005 and 2004, using nominal prices and cost assumptions, reflecting inflation and currency impacts. The gold price assumptions were based on a forecast from an independent external research firm, as well as other external market data.

During the last quarter of 2006, the Company determined that the decline in the market value of its holdings of St Andrew Goldfield shares and warrants and Caledonia Mining Corporation shares were other-than-temporary. As a result, long-term investments were impaired by $10.5 million.

The following is a breakdown of the impairments recorded against the Company’s property, plant and equipment and investments for the three years ended December 31, 2006:

	Years ended December 31,
(in millions)	2006	2005	2004

Property, plant and equipment Impairment Charges
Fort Knox	$—	$141.8	$—
Paracatu	—	—	2.1
Kubaka	—	—	25.1
Gurupi property - exploration project	—	—	5.0
Lupin	—	—	7.9
New Britannia	—	—	1.3
Aquarius - exploration project	—	30.1	—
Norseman property - exploration project	—	—	3.5
Reclamation projects	—	—	1.2

	$—	$171.9	$46.1
Investment Impairment Charges
Crixás’ taxes receivable	$—	$3.4	$—
Marketable securities and long-term investments	10.5	0.7	1.4
	$10.5	$4.1	$1.4
	$10.5	$176.0	$47.5

In the fourth quarter of 2005, an impairment charge of $141.8 million was recorded at Fort Knox as a result of a strategic review conducted on the Fort Knox operation. The True North and Gil deposits were reclassified from reserves to resources, the Company decided to withdraw from the Ryan Lode project, which previously had been included in reserves, and design changes were made to the Fort Knox pit.

An impairment charge of $3.4 million was recorded in the fourth quarter of 2005, following the determination that a tax receivable was unrecoverable by the Crixás mine. Following the Company’s decision to dispose of the Aquarius exploration property in the third quarter of 2005, an impairment charge of $30.1 million was recorded against property, plant and equipment plus a $6.7 million charge against goodwill.

In 2004, impairment losses of $46.1 million were recorded against the carrying value of long-lived assets at various operations, along with an impairment loss of $1.4 million recorded against investments for a total of $47.5 million. An impairment loss of $25.1 million was recorded at the Company’s Kubaka operation following the decision not to proceed with the development of the Tsokol vein located near the Kubaka mill. At Lupin, a charge of $7.9 million was recorded, as the mine was scheduled for reclamation in 2005. An impairment charge of $5.0 million was recorded at Gurupi on its long-lived assets, in addition to the impairment loss against goodwill. An impairment loss of $3.5 million was recorded against the carrying value of the Norseman property in Australia, as the decision was made by the Company to dispose of the property. Impairment losses were also recorded at Paracatu ($2.1 million), New Britannia ($1.3 million) and the Delamar reclamation property ($1.2 million).

Gain on Disposal of Assets

Kinross continues to dispose of non-core assets that were identified in the strategic review carried out in 2005. In 2006, total gains on disposal of assets and investments were $47.4 million. These gains were the result of the disposition of New Britannia mine ($8.9 million), the Blanket mine ($2.9 million) and George/Goose Lake property ($1.6 million) and other properties ($1.1 million). Gains of $31.3 million and $1.6 million were recorded on the disposal of investments in Katanga and Bolder, respectively.

The Company disposed of certain non-core assets in 2005, realizing a net gain totaling $6.0 million. $4.7 million related to the sale of a portion of its interest in Kinross Forrest Ltd. The investment in Kinross Forrest Ltd. is discussed further under “Related Party Transactions”. Kinross also sold its position in Cumberland Resources Ltd. and various other equity holdings. The Company realized a net gain on the disposals of assets of $1.7 million in 2004. The gains were largely on the sale of investments in junior mining companies.

Other Expense - Net

Other expense was $9.3 million in 2006, compared with $17.0 million in 2005 and $6.2 million in 2004. Interest income increased to $5.3 million as a result of higher average cash balances throughout the year. A foreign exchange loss of $9.5 million was recorded in 2006, compared with a loss of $14.0 million in 2005 and $13.3 million in 2004. The loss on foreign exchange was largely the result of the impact of strengthening foreign currencies on net monetary liabilities in the Company’s non-U.S. operations. Interest expense remained relatively constant from 2005, due to lower debt levels and an increase in capitalized interest, offset by higher interest rates in 2006. During 2006, the Company capitalized interest totaling $3.7 million relating to capital expenditures at Fort Knox, Round Mountain and Paracatu. During 2005, the Company capitalized interest totaling $1.8 million relating to capital expenditures at Fort Knox, the Porcupine Joint Venture, Refugio and Round Mountain. Interest and other income is expected to be lower in 2007 due to lower cash balances. Interest expense is expected to increase as a result of higher debt levels with the addition of Bema in 2007 and rising interest rates.

Kinross maintains a no-hedging policy on gold sales. However, the Company does, from time to time, generate premiums through the sale of gold call options. Non-hedge derivative gains and losses relate to the mark-to-market movement on these gold call options. During the year ended December 31, 2006, the Company closed out the remaining call options resulting in a pre-tax loss of $8.2 million. There were no written call options outstanding as at December 31, 2006. During 2005, the liability on call options sold increased by $3.2 million. At December 31, 2005, the Company had 255,000 ounces of sold call options outstanding at an average strike price of $522 per ounce, which had an unrealized loss of $6.2 million. Gains or losses on mark-to-market adjustments are reflected in the period incurred.

				2006 vs 2005		2005 vs 2004
(in millions)	2006	2005	2004	Change $	Change %	Change $	Change %

Interest and other income	$7.1	$7.0	$9.1	0.1	1%	(2.1)	(23%)
Interest expense	(6.9)	(6.8)	(5.1)	(0.1)	(1%)	(1.7)	(33%)
Foreign exchange losses	(9.5)	(14.0)	(13.3)	4.5	32%	(0.7)	(5%)
Non-hedge derivative gains (losses)	—	(3.2)	3.1	3.2	—	(6.3)	nm

Other expense - net	$(9.3)	$(17.0)	$(6.2)	7.7	45%	(10.8)	(174%)

Income and Mining Tax Expense

Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Chile and Russia. The Company recorded a provision of $25.9 million on earnings before taxes and other items of $192.2 million in 2006 and recoveries of $12.9 million and $11.5 million for income and mining taxes in 2005 and 2004 on losses before tax and other items of $228.2 million and $74.1 million, respectively. Kinross’ combined federal and provincial statutory tax rate was 34% for 2006, 34% for 2005 and 39% for 2004. There are a number of factors that can significantly impact the Company’s effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowance, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments. A reconciliation of the Company’s statutory rate to the actual provision is provided in Note 15 to the consolidated financial statements.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will continue to fluctuate in future periods.

Related Party Transactions

During 2004, the Company entered into a shareholders’ agreement providing for the incorporation of Kinross Forrest Ltd. (“KF Ltd.”). KF Ltd. is incorporated under the laws of the Territory of the British Virgin Islands and is a party to a joint venture with La Générale des Carrières et des Mines, a Congolese state-owned mining enterprise. The joint venture was formed for the purpose of exploiting the Kamoto Copper Mine located in the Democratic Republic of Congo. Upon incorporation, the Company held 35% of the shares of KF Ltd., 25% of the shares were held by a company controlled by Mr. Arthur Ditto, a former director and officer of the Company, and 40% were held by an unrelated third party. Mr. Ditto paid the Company his share of the expenses incurred in the amount of $0.3 million.

During 2005, the Company agreed to sell 23.33% of the shares of KF Ltd. to Balloch Resources Ltd. (“Balloch”) for consideration of $4.7 million. Based on an original cost of less than $0.1 million, the Company recorded a gain on sale of $4.7 million. In addition, the Company and Balloch signed an agreement giving Balloch an option to purchase Kinross’ remaining 11.67% interest in KF Ltd. Mr. Ditto owned a 17.1% interest in the outstanding common shares of Balloch and, following its purchase of the interest in KF Ltd., was appointed the president and Chief Executive Officer of Balloch. Mr. Robert M. Buchan, a former officer and director of the Company, is the non-executive Chairman of Balloch. On November 30, 2005, Balloch changed its name to Katanga Mining Ltd. (“Katanga”). On June 27, 2006, the Company received 5,751,000 shares of Katanga in exchange for its 11.67% interest in KF Ltd. On September 8, 2006, Kinross sold the 5,751,000 shares in Katanga for proceeds of $31.4 million, recording a gain of $31.3 million.

7. Liquidity and Capital Resources

The following table summarizes Kinross’ cash flow activity and does not include Bema:

	Years ended December 31,			2006 vs 2005		2005 vs 2004
(in millions)	2006	2005	2004	Change $	Change %	Change $	Change %

Cash flow:
Provided from operating activities	$292.0	$133.7	$161.2	$158.3	118%	$(27.5)	(17%)
Used in investing activities	(173.0)	(121.1)	(442.3)	(51.9)	(43%)	321.2	73%
Provided by (used in) financing acitvities	(64.2)	35.7	82.6	(99.9)	(280%)	(46.9)	(57%)
Effect of exchange rate changes on cash	1.7	1.4	0.6	0.3	21%	0.8	133%
Increase (decrease) in cash and cash equivalents	$56.5	$49.7	$(197.9)	$6.8	14%	$247.6	125%
Cash and cash equivalents:
Beginning of year	$97.6	$47.9	$245.8	$49.7	104%	$(197.9)	(81%)
End of year	$154.1	$97.6	$47.9	$56.5	58%	$49.7	104%

Operating Activities

Primarily as a result of higher gold and silver prices, cash flow provided from operating activities increased 118% to $292.0 million from $133.7 million in 2005. This has been partially offset by higher cost of sales, although the actual quantity of gold equivalent ounces was lower than 2005 sales quantities.

Cash flow provided from operating activities in 2005 decreased to $133.7 million from $161.2 million in 2004. The decrease was largely the result of fewer ounces sold combined with increased operating costs, partially offset by higher realized gold prices.

Investing Activities

In 2006, net cash used in investing activities was $173.0 million, an increase of $51.9 million from the $121.1 million spent in 2005. Additions to property, plant and equipment in 2006 were $202.9 million compared to $142.4 million in 2005. Cash used in investing activities in 2004 was $442.3 million, primarily related to the $255.6 million used in the acquisition of the remaining 51% interest in the Paracatu mine and additions to property, plant and equipment of $169.5 million. The following schedule provides a breakdown by segment of the capital expenditures:

	Years ended December 31,			2006 vs 2005		2005 vs 2004
(in millions)	2006	2005	2004	Change $	Change %	Change $	Change %

Operating Segments
Fort Knox	$49.9	$44.6	$58.7	$5.3	12%	$(14.1)	(24%)
Round Mountain	28.3	5.9	8.8	22.4	380%	(2.9)	(33%)
La Coipa	7.8	4.9	1.0	2.9	59%	3.9	390%
Crixás	7.8	6.2	3.6	1.6	26%	2.6	72%
Paracatu	61.8	21.3	5.8	40.5	190%	15.5	267%
Musselwhite	4.7	5.7	3.9	(1.0)	(18%)	1.8	46%
Porcupine Joint Venture	19.5	24.7	24.5	(5.2)	(21%)	0.2	1%
Refugio	4.7	26.2	43.4	(21.5)	(82%)	(17.2)	(40%)
Kettle River	16.7	1.7	1.6	15.0	882%	0.1	6%
Other operations	—	0.2	17.0	(0.2)	(100%)	(16.8)	(99%)
Corporate & other	1.7	1.0	1.2	0.7	70%	(0.2)	(17%)

Total	$202.9	$142.4	$169.5	$60.5	42%	$(27.1)	(16%)

Expenditures on capital in 2006 included costs to continue Phase VI of the expansion at Fort Knox, the pit expansion and costs related to a new dedicated leach pad at Round Mountain, development of the Paracatu mine and infrastructure costs at Kettle River with the acquisition of Buckhorn.

Capital expenditures during 2005 included costs related to accessing Phase V and Phase VI ore zones at Fort Knox, development of the Pamour pit at the Porcupine Joint Venture, mine and mill expansion costs at Paracatu, and continuing recommissioning costs at Refugio.

During 2004, the major focus of the Company’s program included expenditures at Fort Knox on the tailings dam, equipment and mine development, recommissioning of Refugio and development of the Pamour pit at the Porcupine Joint Venture.

During 2006, cash proceeds of $33.7 million were received from the disposal of long-term investments and other assets, compared with proceeds of $19.8 million in 2005 and $14.6 million in 2004. Cash of $13.9 million was used to acquire long-term investments and other assets compared to $16.9 million in 2005 and $26.4 million in 2004. At December 31, 2006, Kinross held long-term investments in resource companies with a book value of $25.8 million and a market value of $45.7 million and at December 31, 2005, held long-term investments in resource companies with a book value of $21.2 million and a market value of $27.7 million.

Financing Activities

Net cash used in financing activities during 2006 was $64.2 million compared with cash provided of $35.7 million in 2005 and $82.6 million in 2004. Debt of $104.6 million was repaid in 2006 and $35.3 million was received on proceeds from the issuance of debt. Included was repayment of $80.0 million on the revolving credit facility. During 2005, cash from financing activities was primarily from a net increase to the LIBOR loan of $35.0 million under the corporate credit facility and $5.5 million was drawn down on a $6.0 million credit facility for the Refugio mine in 2005.

In December 2004, $105.0 million was drawn down on the corporate credit facility, which helped fund the purchase of the remaining 51% interest in Paracatu. During the first quarter of 2004, the Company repaid the Industrial Revenue Bonds of $25.0 million owing to the Alaska Industrial Development and Export Authority. The repurchase of common shares resulting from a share consolidation followed by an immediate deconsolidation required the use of $11.8 million. The Company decided to undertake this action to eliminate the large number of shareholders who held less than 100 shares.

No dividends were declared or paid to the holders of the convertible preferred shares of Kinam Gold Inc., a subsidiary of the Company, in 2006, 2005, or 2004.

As of March 19, 2007, there were 583,784,242 million common shares of the Company issued and outstanding. In addition, at the same date, the Company had 10,748,502 million share purchase options outstanding under its share option plan, 1,249,834 million restricted share rights under its restricted share plan and 25.0 million common share purchase warrants outstanding which are convertible to 8.3 million common shares.

Balance Sheet

Kinross had cash and cash equivalents of $154.1 million at December 31, 2006, an increase of $56.5 million from December 31, 2005. The Company’s net debt position, consisting of (long-term debt and preferred shares, less cash and cash equivalents) was $75.8 million at December 31, 2005 and was in a net cash position of $49.3 million at the end of 2006. The shift to a net cash position is due to the cash flow provided from operating activities of $292.0 million, less net cash used in financing including net debt repayments of $69.3 million, and investing activities which includes additions to property, plant and equipment of $202.9 million. Non-cash working capital comprised of current assets less cash and cash equivalents and restricted cash decreased by $5.4 million from $143.0 million at December 31, 2005 to $137.6 million at the end of 2006.

Property, plant and equipment had a net increase of $266.3 million which was primarily due to the acquisition of Crown and expansions at Round Mountain, Fort Knox and Paracatu. Depreciation, depletion and amortization expense was $108.3 million.

The reclamation and remediation obligation is estimated to be $168.4 million at December 31, 2006, compared to $175.9 million at the end of 2005. Reclamation expenditures totaled $22.8 million in 2006. The net decrease of $7.5 million is the result of a reduction in the liability through reclamation activities and the disposition of certain properties where Kinross was relieved of the obligation. These were offset by higher cost assumptions used in determining the estimated liabilities along with the ongoing development and expansion at various operations. At producing mines, increases to estimated reclamation and remediation costs are recorded as an adjustment to the corresponding asset carrying amount. At closed mines, changes to estimates are charged directly to earnings. Accretion and reclamation expense of $33.5 million in 2006 included $23.5 million related to increased cost estimates at mines no longer in production.

Credit Facilities

At December 31, 2006, the Company had in place a three-year revolving credit facility of $300 million and a five and a half year $200 million term loan. During August 2006, the Company amended and restated the previous $295.0 million revolving facility with a $300.0 million revolving credit facility that supports the Company’s liquidity and letters of credit requirements. In addition, the term was extended to August 2008. The Company had drawn $187.5 million of this facility, at December 31, 2006 in the form of a $60.0 million LIBOR loan and letters of credit totaling $127.5 million. The new credit facility includes a five and a half year $200.0 million term loan that supports the Paracatu expansion project in Brazil. The following table outlines the credit facility utilization as at December 31:

	As at December 31,
(in millions)	2006	2005
Credit facility limit	$300.0	$295.0
Term loan	195.0	—
LIBOR loan	(60.0)	(140.0)
Letters of credit	(127.5)	(117.6)

Credit facility availability as at December 31	$307.5	$37.4

Obligations under the facilities are secured by the assets of the Fort Knox mine as well as by a pledge of shares in various wholly owned subsidiaries. Pricing is dependent upon the ratio of the Company’s net debt to operating cash flow. Assuming the Company maintains a leverage ratio less than 1.25, interest charges would be as follows:

Type of Credit	Interest rates in credit facility
Dollar based LIBOR loan	LIBOR plus 1.00%
Letters of credit	1.00%
Standby fee applicable to unused availability	0.25%

Significant financial covenants contained in the credit facility include a minimum tangible net worth of $700.0 million (2005 - $727.9 million), an interest coverage ratio of 4.5:1, net debt to operating cash flow of no more than 3.0:1 and minimum Proven and Probable Reserves of 6.0 million gold equivalent ounces. The Company was in compliance with all covenants as at December 31, 2006.

Total long-term debt of $89.9 million at December 31, 2006, consists of $60.0 million borrowed under the corporate credit facility, $5.0 million on the Paracatu term loan, $15.0 million outstanding on the Paracatu short-term loan and capital leases of $9.9 million. The Paracatu short-term loan bears an interest rate of 5.67% and is repayable in 30 days. Capital lease payments of $2.9 million and the repayment of the $15.0 million Paracatu short-term loan are expected to be made in 2007.

Liquidity Outlook

The following amounts do not include the effects of the acquisition of Bema. The three major uses of cash in 2007 as compared with 2006, outside of operating activities and general and administrative costs, are expected to be:

	As at December 31,
(in millions)	2007	2006
Site restoration	$29.0	$22.8
Exploration and business development	44.0	39.4
Property, plant and equipment additions	450.0	202.9
	$523.0	$265.1

The exploration costs are discussed further in the “Exploration and Business Development Expense” section under “Consolidated Financial Results”.

Certain letters of credit are expected to be released as various closure properties proceed with final reclamation. However, the exact timing of these releases is uncertain. It is also difficult to predict the specific timing of reductions or further increases in LIBOR based borrowings. In addition, Kinross anticipates the need for additional bonding requirements.

Kinross had cash and cash equivalents of $154.1 million and $307.5 million available on its credit facilities at December 31, 2006. With the average gold price in the first two months of 2007 at $647 per ounce, it is expected that the Company’s existing cash balances, cash flow from operations and existing credit facilities will be sufficient to fund the exploration, capital and reclamation programs budgeted for 2007.

2007 Capital Additions

Major expenditures in Kinross’ capital program of approximately $450 million forecast for 2007, excluding Bema, include:

•	$279 million at Paracatu, of which $260 million relates to the expansion project.

•	$40 million at the Fort Knox mine, for development of Phase IV and potential Phase VII expansion and for a heap leach pad project.

•	$58 million at Kettle River, of which $54 million relates to developing the Kettle River - Buckhorn Property project.

•	$37 million at Round Mountain, for stripping in the expansion and additional mobile equipment.

•	$20 million at the Porcupine Joint Venture on underground development and mill tailing lift.

•	$12 million at La Coipa, which includes capital development and water treatment facilities.

All amounts represent Kinross’ proportionate share of planned expenditures.

2007 Reclamation Expenditures

Reclamation expenditures in 2007 are forecast to be $29 million, which includes expenditures of approximately $13 million at Delamar and $7 million at Kubaka. Reclamation is also scheduled at many of the operating mines as well as reclamation and monitoring continuing at the Company’s Haile and Mineral Hill sites.

Contractual Obligations and Commitments

The following amounts do not include the effects of the acquisition of Bema.

Table of Contractual Obligations:

(in millions)	Total	2007	2008	2009	2010	2011 and beyond
Long-term debt obligations	$91.1	$19.5	4.8	63.0	1.1	2.7
Capital lease obligations	10.9	3.4	3.3	4.1	0.1	–
Operating lease obligations	6.9	2.5	1.7	1.5	1.2	–
Purchase obligations	193.7	123.6	38.1	11.6	6.1	14.3
Reclamation and remediation obligations	168.4	28.8	19.8	12.8	20.2	86.8

Total	$471.0	$177.8	$67.7	$93.0	$28.7	$103.8

Financial Instruments

Kinross may manage its exposure to fluctuations in commodity prices and foreign exchange rates by entering into derivative financial instrument contracts in accordance with the formal risk management policies approved by its Board of Directors. Kinross’ exposure with respect to foreign exchange is addressed under the section entitled “Risk Analysis - Foreign Currency Exchange Risk” and, with respect to commodities, in the section entitled “Risk Analysis - Commodity Price Risks.”

8. Quarterly Information

	2006				2005
(in millions)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Metal sales	$231.4	$223.6	$252.3	$198.3	$190.0	$181.1	$174.6	$179.8
Net earnings (loss) attributable to common shares	$41.0	$50.3	$65.6	$8.9	$(154.3)	$(44.4)	$(16.4)	$(0.9)
Basic and diluted earnings (loss) per share	$0.11	$0.14	$0.19	$0.03	$(0.45)	$(0.13)	$(0.05)	$—
Cash flow provided from operating activities	$91.2	$85.8	$94.9	$20.1	$23.8	$52.5	$30.6	$26.8

During the fourth quarter of 2006, revenue rose to $231.4 million on sales of 375,684 gold equivalent ounces, up from $190.0 million on sales of 389,037 gold equivalent ounces in the same period in 2005. The average price was $614 compared to $485 in the fourth quarter of 2005. Cost of sales in the quarter rose to $119.2 million from $110.9 million due to rising fuel, power labour and other production costs. The strengthening Canadian dollar, Chilean peso and Brazilian real against the United States dollar also increased costs at the Company’s non-U.S. mines.

Accretion and reclamation expense was $1.8 million in the fourth quarter of 2006 as compared to $47.0 million in the same period in 2005 as a result of adjustments to the cost estimates for mines no longer in production recorded in December 2005 whereas the 2006 adjustments were made in the third quarter. Other items affecting net earnings in the fourth quarter were gains recorded on the sale of New Britannia of $8.9 million and an impairment charge against the investments in St Andrew Goldfields Ltd. and Caledonia Mining Corporation totaling $10.5 million.

9. Disclosure Controls and Procedures and Internal Controls

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission (SEC), under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, Kinross’ management evaluates the effectiveness of the design and operation of the Company’s disclosure controls and procedures (disclosure controls). This evaluation is done under the supervision of, and with the participation of, the President and Chief Executive Officer and the Chief Financial Officer.

As of the end of the period covered by this MD&A and accompanying audited financial statements, Kinross’ management evaluated the effectiveness of its disclosure controls. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that Kinross’ disclosure controls and procedures were effective.

10. Critical Accounting Policies and Estimates

Kinross’ accounting policies are described in Note 2 to the consolidated financial statements. The preparation of the Company’s consolidated financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. The following is a list of the accounting policies that the Company believes are critical, due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported:

•	Purchase price allocation;

•	Goodwill and Goodwill Impairment;

•	Property, plant and equipment and Impairment of Property, plant and equipment;

•	Long-term investments;

•	Inventories;

•	Reclamation and remediation obligations; and

•	Income and mining taxes

Management has discussed the development and selection of the above critical accounting policies with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such policies in the MD&A.

Purchase Price Allocation

Business acquisitions are accounted for by the purchase method of accounting whereby, the purchase price is allocated to the assets acquired and the liabilities assumed based on fair value at the time of the acquisition. The excess purchase price over the fair value of identifiable assets and liabilities acquired is goodwill. The determination of fair value often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of property, plant and equipment acquired generally require a high degree of judgment, and include estimates of mineral reserves acquired, future gold prices and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities and goodwill in the purchase price allocation.

Goodwill and Goodwill Impairment

The amount by which the purchase price of a business acquisition exceeds the fair value of identifiable assets and liabilities acquired, is goodwill. Goodwill is allocated to the reporting units acquired based on management’s estimates of the fair value of each reporting unit as compared to the fair value of the assets and liabilities of the reporting unit. Estimates of fair value may be impacted by gold and silver prices, currency exchange rates, discount rates, level of capital expenditures, interest rates, operating costs and other factors that may be different from those used in determining fair value.

For reporting units that have recorded goodwill, the estimated fair value of each unit is compared to its carrying value at least once each year, or when circumstances indicate that the value may have become impaired. If the carrying value exceeds the estimated or implied fair value of goodwill, which is equal to management’s estimate of potential value contained within the reporting unit, any excess of the carrying amount of goodwill over the estimated or implied goodwill is deducted from the carrying value of goodwill and charged to current period earnings.

While the Company believes that the approach used to calculate estimated fair value for each reporting unit is appropriate, the Company also recognizes that the timing and future value of additions to proven and probable mineral reserves, as well as the gold price and other assumptions discussed previously, may change significantly from current expectations. For example, a reduction in the forecasted gold price used to test impairment of 10% would have the impact of reducing the value of the goodwill by an additional $125.0 million, keeping other variables constant.

Carrying Value of Operating Mines, Mineral Rights, Development Properties and Other Assets

Kinross reviews and evaluates the carrying value of its operating mines and development properties for impairment whenever events or circumstances indicate that the carrying amounts of these assets might not be recoverable. When the carrying amount exceeds the undiscounted cash flow, an impairment loss is measured and recorded. Future cash flows are based on estimated recoverable production as determined from Proven and Probable Reserves and Measured, Indicated and Inferred resources. Assumptions underlying the cash flow estimates include, but are not limited to, forecasted prices for gold and silver, production levels, and operating, capital and reclamation costs. The fair values of exploration-stage properties are estimated based primarily on recent transactions of similar properties adjusted for any infrastructure that may already be in place. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Therefore, it is possible that changes in estimates with respect to the Company’s mine plans could occur which may affect the expected recoverability of Kinross’ investments in the carrying value of the assets. The components of the asset impairment charges are discussed in “Impairment of Goodwill, Property, Plant and Equipment and Investments” under the “Consolidated Financial Results” section.

Long-term Investments

Long-term investments over which the Company holds less than a 20% interest and does not exercise significant influence are accounted for at cost. Those investments where the Company holds greater than 20% but less than a 50% interest, and has the ability to exercise significant influence are accounted for as an equity investment. The Company reviews the carrying value of its interests in long term investments each reporting period. When there is a decline in the carrying value that is expected to be an other-than-temporary decline, the investment is written down to net realizable value with a charge to impairment expenses.

Depreciation, Depletion and Amortization

Plant and other facilities, used directly in mining activities, are amortized using the units-of-production (“UOP”) method over the estimated life of the ore body based on recoverable ounces to be mined from estimated proven and probable mineral reserves. Mobile and other equipment is depreciated, net of residual value, on a straight-line basis, over the useful life of the equipment but does not exceed the related estimated life of the mine based on proven and probable reserves.

Costs to develop new properties, where it has been determined that a mineral property can be economically developed as a result of establishing proven and probable mineral reserves are capitalized. All such costs are amortized using the UOP method based on recoverable ounces to be mined from proven and probable mineral reserves.

Major costs incurred after the commencement of production that represent betterment to the property are capitalized and amortized using the UOP method based on recoverable ounces to be mined from estimated proven and probable mineral reserves from the reserves exposed as a result of these activities.

The calculation of the UOP rate, and therefore the annual depreciation, depletion, and amortization expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of proven and probable mineral reserves through exploration activities, differences between estimated and actual costs of mining and differences in gold price used in the estimation of proven and probable mineral reserves.

Significant judgment is involved in the determination of useful life and residual values for the computation of depreciation, depletion, and amortization and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

Inventories

Expenditures incurred, and depreciation, depletion and amortization of assets used in mining and processing activities are deferred and accumulated as the cost of ore in stockpiles, ore on leach pads, in-process and finished metal inventories. These deferred amounts are carried at the lower of average cost or net realizable value (“NRV”). NRV is the difference between the estimated future gold price based on prevailing and long-term prices, less estimated costs to complete production into a saleable form. Write-downs of ore in stockpiles, ore on leach pads, in-process and finished metal inventories resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term gold prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels.

Stockpiles are comprised of ore that has been extracted from the mine and is available for further processing. Stockpiles are valued based on mining costs incurred up to the point of stockpiling the ore, including applicable depreciation, depletion and amortization relating to mining operations. Costs are added to stockpiles based on the current mining cost per tonne and removed at the average cost per tonne.

Ore on leach pads is ore that is placed on pads where it is permeated with a chemical solution that dissolves the gold contained in the ore. Costs are attributed to the leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations incurred up to the point of placing the ore on the pad. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold contained on leach pads can vary significantly. The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold from a pad will not be known until the leaching process is completed.

In-process inventories are materials that are currently in the process of being converted to a saleable product. Conversion processes vary depending on the nature of the ore and the specific mining operation, but include mill in-circuit, leach in-circuit, flotation and column cells, and carbon in-pulp inventories. In-process material is measured based on assays of the material fed to the processing plants and the projected recoveries of the respective plants. In-process inventories are valued at the average cost of the material fed to the processing plant which is attributable to the source material coming from the mines, stockpiles or leach pads plus the in-process conversion costs, including applicable depreciation relating to the process facilities, incurred to that point in the process.

Finished metal inventory is gold and silver doré and bullion in saleable form and is valued at the lower of the previous three month average production cost and net realizable value. Average production cost represents the average cost of the respective in-process inventories incurred prior to the refining process plus applicable refining costs and associated royalties.

The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involves the use of estimates. There is a high degree of judgment in estimating future costs, future production levels, proven and probable mineral reserve estimates, gold and silver prices, and the ultimate estimated recovery for ore on leach pads. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

Reclamation and Remediation Obligations

Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The Company records the estimated present value of reclamation liabilities in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset is recorded and depreciated over the life of the asset. The liability will be increased each period to reflect the interest element or accretion reflected in its initial measurement at fair value, and will also be adjusted for changes in the estimate of the amount, timing and cost of the work to be carried out.

Future remediation costs for inactive mines are accrued based on management’s best estimate at the end of each period of the undiscounted cash costs expected to be incurred at each site. Changes in estimates are reflected in earnings in the period an estimate is revised.

Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation. At December 31, 2006, the undiscounted future cost of reclamation and remediation obligations before inflation was estimated to be $263.8 million. The present value of estimated future cash outflows for reclamation and remediation obligations was $168.4 million and $175.9 million at December 31, 2006 and 2005, respectively.

Income and Mining Taxes

The Corporation recognizes the future tax benefit related to deferred income and resource tax assets and sets up a valuation allowance against any portion that it believes will, more likely than not, fail to be realized (see Note 15 to the consolidated financial statements). Assessing the recoverability of future income tax assets requires management to make significant estimates of future taxable income. Estimates of future taxable income are subject to changes as discussed under the section “Carrying Value of Operating Mines, Mineral Rights, Development Properties and Other Assets”. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the balance sheet date could be impacted. In addition, future changes in tax laws could limit the ability of the Corporation to obtain tax deductions in future periods from deferred income and resource tax assets.

11. Recent Pronouncements and Accounting Changes

Please refer to Note 3 to the December 31, 2006 consolidated financial statements.

12. Risk Analysis

The operations of Kinross are high-risk due to the nature of mining, exploration, and development activities. Certain risk factors listed below are related to the mining industry in general while others are specific to Kinross. Included in the risk factors below are details on how Kinross seeks to mitigate these risks wherever possible. For additional discussion of risk factors please refer to the Company’s Annual Information Form which is available on the Company’s website www.kinross.com and on www.sedar.com or is available upon request from the Company.

Gold Price

The profitability of any gold mining operation in which Kinross has an interest will be significantly affected by changes in the market price of gold. Gold prices fluctuate on a daily basis and are affected by numerous factors beyond Kinross’ control. The supply and demand for gold, the level of interest rates, the rate of inflation, investment decisions by large holders of gold, including governmental reserves, and stability of exchange rates can all cause significant fluctuations in gold prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The price of gold has fluctuated widely and future serious price declines could cause continued commercial production to be impractical. Depending on the price of gold, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. If, as a result of a decline in gold prices, revenues from metal sales were to fall below operating costs, production may be discontinued.

Nature of Mineral Exploration and Mining

The exploration and development of mineral deposits involves significant financial and other risks over an extended period of time which may not be eliminated even with careful evaluation, experience and knowledge. While discovery of a gold-bearing structures may result in substantial rewards, few properties explored are ultimately developed into producing mines. Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the current or proposed exploration programs on properties in which Kinross has an interest will result in profitable commercial mining operations.

The operations of Kinross are subject to the hazards and risks normally incident to exploration, development and production of gold and silver, any of which could result in damage to life or property, environmental damage and possible legal liability for such damage. The activities of Kinross may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which it has interests. Hazards, such as unusual or unexpected formations, rock bursts, pressures, cave-ins, flooding or other conditions, may be encountered in the drilling and removal of material. While Kinross may obtain insurance against certain risks, potential claims could exceed policy limits or could be excluded from coverage. There are also risks against which Kinross cannot or may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings and competitive position of Kinross and, potentially, its financial viability.

Whether a gold deposit will be commercially viable depends on a number of factors, some of which include the particular attributes of the deposit, such as its size and grade, costs and efficiency of the recovery methods that can be employed, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting of gold and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in Kinross not receiving an adequate return on its invested capital.

Kinross mitigates the likelihood and potential severity of these mining risks it encounters in its day-to-day operations through the application of high operating standards. In addition, Kinross reviews its insurance coverage at least annually to ensure the most complete and cost-effective coverage is obtained.

Environmental Risks

Kinross’ mining and processing operations and exploration activities in Canada, the United States, Russia, Brazil and Chile are subject to various laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety, and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation of existing laws and regulations could have a material adverse impact on Kinross through increased costs, a reduction in levels of production and/or a delay or prevention of the development of new mining properties. Compliance with these laws and regulations requires significant expenditures and increases Kinross’ mine development and operating costs.

Permits from various governmental authorities are necessary in order to engage in mining operations in all jurisdictions in which Kinross operates. Such permits relate to many aspects of mining operations, including maintenance of air, water and soil quality standards. In most jurisdictions, the requisite permits cannot be obtained prior to completion of an environmental impact statement and, in some cases, public consultation. Further, Kinross may be required to submit for government approval a reclamation plan, to post financial assurance for the reclamation costs of the mine site, and to pay for the reclamation of the mine site upon the completion of mining activities. Kinross mitigates this risk by performing certain reclamation activities concurrent with production.

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities concerning the environmental effects associated with mineral exploration and production. Environmental liability may result from mining activities conducted by others prior to Kinross’ ownership of a property. To the extent Kinross is subject to uninsured environmental liabilities, the payment of such liabilities would reduce funds otherwise available for business activities and could have a material adverse effect on Kinross. Should Kinross be unable to fully fund the cost of remedying an environmental problem, Kinross might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect. Kinross mitigates the likelihood and potential severity of these environmental risks it encounters in its day-to-day operations through the application of high operating standards.

Reserve Estimates

The reserve and resource figures are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations in the price of gold may render the mining of ore reserves uneconomical and require Kinross to take a write-down of an asset or to discontinue development or production. Moreover, short-term operating factors relating to the reserves, such as the need for orderly development of the ore body or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

Proven and Probable Reserves at Kinross’ mines and development projects were estimated as of December 31, 2006, based upon a gold price of $475 per ounce of gold. Prior to 2002, gold prices were significantly below these levels. Prolonged declines in the market price of gold may render reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce Kinross’ reserves. Should such reductions occur, material write-downs of Kinross’ investment in mining properties or the discontinuation of development or production might be required, and there could be material delays in the development of new projects and reduced income and cash flow.

There are numerous uncertainties inherent in estimating quantities of proven and probable gold reserves. The estimates in this document are based on various assumptions relating to gold prices and exchange rates during the expected life of production and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in a material downward or upward revision of current estimates.

Operations Outside of North America

Kinross has mining operations and carries out exploration and development activities outside of North America in Russia, Brazil and Chile. There is no assurance that future political and economic conditions in these countries will not result in those countries’ governments adopting different policies respecting foreign development and ownership of mineral resources. Any such changes in policy may result in changes in laws affecting ownership of assets, taxation, rates of exchange, gold sales, environmental protection, labour relations, repatriation of income, and return of capital. Changes in any of these areas may affect both the ability of Kinross to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as its ability to continue to explore, develop, and operate those properties for which it has obtained exploration, development, and operating rights to date. The possibility that a future government of these countries may adopt substantially different policies, which might extend to expropriation of assets, cannot be ruled out.

Kinross is subject to the considerations and risks of operating in Russia. The economy of the Russian Federation continues to display characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible outside of the country, extensive currency controls and high inflation. The prospects for future economic stability in the Russian Federation are largely dependent upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory and political developments. Russian laws, licenses and permits have been in a state of change and new laws may be given a retroactive effect. It is also not unusual in the context of dispute resolution in Russia for parties to use the uncertainty in the Russian legal environment as leverage in business negotiations. In addition, Russian tax legislation is subject to varying interpretations and constant change. Furthermore, the interpretation of tax legislation by tax authorities as applied to the transactions and activities of Kinross’ Russian operations may not coincide with that of management. As a result, tax authorities may challenge transactions and Kinross’ Russian operations may be assessed additional taxes, penalties and interest, which could be significant. The periods remain open to review by the tax authorities for three years. Kinross mitigates this risk through ongoing communications with the Russian regulators.

In addition, the economies of Russia, Brazil and Chile differ significantly from the economies of Canada and the United States. Growth rates, inflation rates and interest rates of developing nations have been and are expected to be more volatile than those of western industrial countries.

Licenses and Permits

The operations of Kinross require licenses and permits from various governmental authorities. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that Kinross will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost. Kinross endeavors to be in compliance with these regulations at all times.

Title to Properties

The validity of mining claims which constitute most of Kinross’ property holdings in Canada, the United States, Brazil, Chile, and Russia may, in certain cases, be uncertain and are subject to being contested. Kinross’ titles may be defective, particularly related to undeveloped properties.

Certain of Kinross’ United States mineral rights consist of unpatented lode mining claims. Unpatented mining claims may be located on United States federal public lands open to appropriation, and may be either lode claims or placer claims depending upon the nature of the deposit within the claim. In addition, unpatented mill site claims, which may be used for processing operations or other activities ancillary to mining operations, may be located on federal public lands that are non-mineral in character. Unpatented mining claims and mill sites are unique property interests, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain and is always subject to challenges of third parties or contests by the federal government of the United States. The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of United States federal and state statutory and decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatented mining claims. The General Mining Law of the United States, which governs mining claims and related activities on United States federal public lands, includes provisions for obtaining a patent, which is essentially equivalent to fee title, for an unpatented mining claim upon compliance with certain statutory requirements, including the discovery of a valuable mineral deposit.

Competition

The mineral exploration and mining business is competitive in all of its phases. Kinross competes with numerous other companies and individuals, including competitors with greater financial, technical, and other resources than Kinross, in the search for and the acquisition of attractive mineral properties. The ability of Kinross to acquire properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration. There is no assurance that Kinross will continue to be able to compete successfully with its competitors in acquiring such properties or prospects.

Joint Ventures

Certain of the operations in which Kinross has an interest are operated through joint ventures with other mining companies. Any failure of such other companies to meet their obligations to Kinross or to third parties could have a material adverse effect on the joint venture. In addition, Kinross may be unable to exert control over strategic decisions made in respect of such properties.

Interest Rate Fluctuations

Fluctuations in interest rates can affect Kinross’ results of operations and cash flow. The Company’s credit facilities are subject to variable interest rates.

Disclosures About Market Risks

To determine its market risk sensitivities, Kinross uses an internally generated financial forecast model that is sensitized to various gold prices, currency exchange rates, interest rates and energy prices. The variable with the greatest impact is the gold price, and Kinross prepares a base case scenario and then sensitizes it by a 10% increase and decrease in the gold price. For 2007, sensitivity to a 10% change in the gold price is $73.1 million on pre-tax earnings. Kinross’ financial forecast covers the projected life of its mines. In each year, gold is produced according to the mine plan. Costs are estimated based on current production costs plus the impact of any major changes to the operation during its life. Quantitative disclosure of market risks is disclosed below.

Gold and Silver Price Risks

Kinross’ net earnings can vary significantly with fluctuations in the market price of gold and silver. At various times, in response to market conditions, Kinross has entered into gold forward sales contracts, spot deferred forward sales contracts, purchased put options and written call options for some portion of expected future production in an attempt to mitigate the risk of adverse price fluctuations. Kinross is not subject to margin requirements on any of its hedging lines. Kinross has made the decision not to continue with a comprehensive gold hedging program. On occasion, however, the Company may enter into forward sales contracts or similar instruments if hedges are acquired on a business acquisition, or, on a limited basis when deemed advantageous by management. As at December 31, 2006, Kinross had no forward sales contracts, spot deferred forward sales contracts, purchased put options or written call options outstanding.

Foreign Currency Exchange Risk

Kinross conducts the majority of its operations in the United States, Canada, Brazil, Chile and Russia. Currency fluctuations affect the cash flow that Kinross realizes from its operations as gold is sold in U.S. dollars, while production costs are incurred in U.S. and Canadian dollars, Brazilian reais, Chilean pesos and Russian rubles. Kinross’ results are positively affected when the U.S. dollar strengthens against these foreign currencies and adversely affected when the U.S. dollar weakens against these foreign currencies. Where possible, Kinross’ cash and cash equivalent balances are primarily held in U.S. dollars. The following analyses do not include the effects of Bema.

Chilean Pesos

Kinross has joint venture interests in the Refugio and La Coipa mines, both located in Chile. Kinross estimates a 10% change from a budgeted exchange rate of 525 pesos to one U.S. dollar could result in an approximate $3.6 million change in Kinross’ operating earnings. In addition, a 10% change in the exchange rate could result in an approximate $.02 million change in Kinross’ capital expenditures.

Brazilian Reais

Kinross is a partner in the Crixás mine and, as of December 31, 2004, the 100% owner of the Paracatu mine, both located in Brazil. Kinross estimates a 10% change from a budgeted exchange rate of 2.25 Brazilian reais to one U.S. dollar could result in an approximate $5.5 million change in Kinross’ operating earnings. In addition, a 10% change in the exchange rate could result in an approximate $14.3 million change in Kinross’ capital expenditures.

Canadian Dollars

Kinross is a partner in the Musselwhite and Porcupine joint ventures. As a result of these ownership interests, plus expenses incurred by the Canadian corporate office, Kinross has Canadian dollar denominated operating, exploration, and administrative expenses. The Company estimates a 10% change from a budgeted exchange rate of CDN $1.12 per U.S. dollar could result in an approximate $153 million change in Kinross’ operating earnings. In addition, a 10% change in the exchange rate could result in an approximate $3.5 million change in Kinross’ capital and reclamation expenditures.

Credit Risk

Credit risk relates to accounts receivable and derivative contracts and arises from the possibility that a counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for each counterparty based on the counterparty’s credit rating. As at December 31, 2006, the Company’s gross credit exposure was $nil and at December 31, 2005, the gross credit exposure was $0.1 million.

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A, including any information as to the future financial or operating performance of Kinross, constitute “forward-looking statements” within the meaning of certain securities laws, including the “safe harbour” provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements include, without limitation, statements with respect to the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words “plans,” “expects,” or “does not expect,” “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “does not anticipate,” or “believes,” or variations of such words and phrases or statements that certain actions, events or results “may,” “could,” “would,” “might,” or “will be taken,” “occur” or “be achieved” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Annual Information Form as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment or otherwise; (2) permitting, development and expansion at Paracatu proceeding on a basis consistent with our current expectations; (3) permitting and development at the Kettle River Buckhorn project proceeding on a basis consistent with Kinross’ current expectations; (4) that a long-term lease replacing the short term lease for the Kupol lands and construction permits required from time to time will be obtained from the Russian authorities on a basis consistent with our current expectations, (5) that the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian Ruble and the U.S. dollar will be approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for natural gas, fuel oil, electricity and other key supplies remaining consistent with current levels; (8) production forecasts meet expectations; and (9) the accuracy of our current mineral reserve and mineral resource estimates. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates or gold lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Chile, Brazil, Russia or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions, including the acquisition of Bema Gold Corporation; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect Kinross’ actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements, those in the “Risk Analysis” section hereof, and our most recent Annual Information Form and other filings with the securities regulators of Canada and the United States. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

The technical information about the Company’s material mineral properties contained in this MD&A has been prepared under the supervision of Mr. Rob Henderson an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.